Exhibit 99.2

Consolidated Financial Statements of

neptune WELLNESS SOLUTIONS inc.

For the years ended March 31, 2021 and 2020

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Neptune Wellness Solutions Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Neptune Wellness Solutions Inc. [the “Corporation”] as of March 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2021 and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation at March 31, 2021 and its financial performance and its cash flows for the year ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the effects of the revision to segments to be one single segment for the year ended March 31, 2021, as described in Note 24, and the Corporation’s conclusion that such revision did not have an impact on the comparative figures of the consolidated financial statements. We were not engaged to audit, review or apply any procedures to the consolidated financial statements for the year ended March 31, 2020, other than with respect to the assessment of the removal of segment disclosure for the comparative period as described in Note 24 and, accordingly, we do not express an opinion or any other form of assurance on the March 31, 2020 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”], the Corporation’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [2013 framework] and our report dated July 15, 2021 expressed an adverse opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: [1] relate to accounts or disclosures that are material to the financial statements and [2] involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill impairment assessment for the Sugarleaf and Biodroga cash generating units [“CGUs”]
Description of the matter

As described in note 9 to the consolidated financial statements, the Corporation recorded an impairment loss of $35.6 million during the year ended March 31, 2021 related to its Sugarleaf CGU for which there is no remaining carrying value at March 31, 2021, and recorded no impairment related to its Biodroga CGU for which there is a carrying value of $3.3 million at March 31, 2021. Management conducts impairment tests for goodwill at least annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Management compares the carrying amount of the CGU to which the goodwill relates, with the recoverable amount based on the greater of its value in use [“VIU”] or fair value less costs of disposal [“FVLCD”].

Auditing management’s goodwill impairment tests was complex and highly judgmental due to the significant estimation required in determining the recoverable amounts. The recoverable amount of the Sugarleaf CGU was based on FVLCD which was sensitive to the selection of comparable companies and precedent transactions, and the period to which the comparable revenue multiple is applied. The recoverable amount of the Biodroga CGU was based on VIU and significant assumptions were made by management related to revenue growth rates, terminal growth rate and discount rate.

How we addressed the matter in our audit

To test the estimated VIU of the Biodroga CGU, we performed audit procedures that included, among others, reviewing management’s process for developing estimates and assumptions for revenue growth, discount rate and terminal growth rate, and testing the completeness, accuracy, and relevance of underlying data used in the model. We compared the revenue growth rates to historical results of the Biodroga CGU and current industry and market trends for those in which the Biodroga CGU operates. We involved our valuation specialists to assist with our evaluation of management’s discounted cash flow model used in the VIU, as well as the discount rate and terminal growth rate. We understood and validated the source information underlying the determination of the discount rate and terminal growth rate and tested the mathematical accuracy of the calculations. To test the estimated FVLCD of the Sugarleaf CGU, we involved our valuation specialists to assist with our evaluation of the valuation model and methodology used by management and certain significant assumptions used by management in the determination of FVLCD including the selection of comparable companies and precedent transactions, the revenue multiple selected to apply to the SugarLeaf CGU and the accuracy of the period to which the multiple was applied. For both impairment tests, we also performed a search for new or contrary evidence that would affect the estimates including consideration of events after the balance sheet date. We also performed sensitivity analyses on the significant estimates to evaluate the changes in the fair value that would result from changes in the assumptions.

Revenue recognition – sale of innovation products
Description of the matter

As disclosed in note 24(d) to the consolidated financial statements, the Corporation had $46.8 million of revenue for the year ended March 31, 2021, $14.5 million of which is related to the sale of Innovation products. The Corporation recognizes revenue from the sale of goods in the course of ordinary activities at a point in time when control of the assets is transferred to the customer. The Corporation must assess whether promises made to customers represent distinct performance obligations, the appropriate measure of the transfer of control and when the transfer of control has occurred. In addition, the Corporation may also be involved with other parties, including suppliers of products, in providing goods or services to a customer when it enters into revenue transactions for the sale of products that it does not manufacture, and in these instances, must determine whether it is a principal in these transactions. The assessment of terms and conditions in contracts which may impact revenue recognition can require significant judgment, particularly when contracts include non-standard terms.

Auditing the Corporation’s accounting for revenue recognition related to the sale of Innovation products required judgment and significant audit effort to evaluate the terms and conditions of the contracts, such as whether performance obligations are distinct, whether the Corporation transferred control of the asset, whether the Corporation was acting as principal, and the timing of revenue recognition.

How we addressed the matter in our audit

Our audit procedures included, among others, obtaining management’s analysis of terms and conditions, and evaluating the appropriateness of revenue recognition by comparing to available documents such as agreements, purchase orders and shipping documents. In addition, we confirmed directly with customers the terms and conditions of the contract including the existence of any verbal or written amendments to the contract that may impact revenue recognition, when possible.

Effect on financial statements of material weaknesses in internal control over financial reporting
Description of the matter

As described in Management’s Report on Internal Control Over Financial Reporting, the Corporation assessed the effectiveness of the Corporation’s internal control over financial reporting. Based on its assessment, Management identified material weaknesses related to the Corporation’s design, implementation and operating effectiveness of process-level control activities related to various processes, account level assertions and disclosures including entity level controls and information technology general controls [“ITGCs”]. These material weaknesses impact substantially all financial statement account balances and disclosures and required us to change the nature and timing of our audit procedures, and to increase the extent of our audit effort. Significant auditor judgment was required to design and execute the incremental audit procedures and to assess the sufficiency of the procedures performed and the audit evidence obtained.

How we addressed the matter in our audit

As a result of the effect on the consolidated financial statements of the material weaknesses, our audit procedures included, among others, lowering the testing threshold for investigating differences between recorded amounts and independent expectations developed by us than we would have otherwise used, increasing the number of sample selections compared to what we would have otherwise made if the Corporation’s controls were designed and operating effectively, and increased the extent of executive supervision over the execution of audit procedures. In addition, we substantively tested the completeness and accuracy of system generated reports used in the audit and increased the extent of sample testing on these reports that we would have otherwise made if the system’s IT general controls had been effective.

Acquisition of a controlling interest in Sprout Foods and valuation of trade name intangible assets
Description of the matter

As disclosed in notes 2(d) and 4 to the consolidated financial statements, the Corporation acquired a 50.1% interest in Sprout Foods, Inc. [“Sprout”] on February 10, 2021, and the acquisition has been accounted for using the acquisition method. The Corporation applied significant judgment and determined that it has control over Sprout considering its voting interest, participation on the Board of Directors and ability to direct the relevant daily activities. The consideration transferred for the acquisition amounted to $29.9 million, which was allocated to the identifiable net assets acquired, including an amount of $28.4 million related to trade names.

Auditing the Corporation’s accounting for its acquisition of Sprout was complex due to the significant judgment exercised by management in determining whether control was obtained, and the significant estimation required by management in determining the fair value of the trade names. The Corporation used the average derived from two valuation methods, the relief from royalty approach and the excess earnings method to estimate the fair value of the trade names. The significant assumptions used to estimate the value of the intangible assets included discount rates, royalty rates, and inputs in determining forecasted results such as revenue growth rates and profit margins. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How we addressed the matter in our audit

To test management’s assessment of control, we reviewed the purchase agreements, and evaluated  management’s assessment of the relevant activities of Sprout and the Corporation’s power to direct those relevant activities based on the contractual arrangements, and performed a search for new or contrary evidence that would affect the assessment, including consideration of events after the balance sheet date.

To test the fair value of the Corporation’s trade name intangible assets, our audit procedures included, among others, evaluating the Corporation’s valuation models, the methods and significant assumptions used and testing the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We compared the revenue growth rates and profit margins to historical results of Sprout’s business and current industry and market trends for those in which Sprout operates. We involved a valuation specialist to assist with our evaluation of the valuation methods used by the Corporation and the discount rates and royalty rates. We understood and validated the source information underlying the determination of the discount rates and royalty rates and tested the mathematical accuracy of the calculations. Our procedures also included a comparison of the selected discount rates to the acquired business’s weighted average cost of capital, and an evaluation of the relationship of the weighted average cost of capital, internal rate of return and weighted-average return on assets. We also performed a search for new or contrary evidence that would affect the estimate, including consideration of events after the balance sheet date.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

Montréal, Canada

July 15, 2021

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Neptune Wellness Solutions Inc.

Opinion on internal control over financial reporting

We have audited Neptune Wellness Solution Inc.’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [2013 framework], [the COSO criteria]. In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Neptune Wellness Solution Inc. [the “Corporation”] has not maintained effective internal control over financial reporting as of March 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management identified material weaknesses related to the Corporation’s design, implementation and operating effectiveness of process-level control activities related to various processes, account level assertions and disclosures including entity level controls and information technology general controls [“ITGCs”].

As indicated in Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sprout Foods, which is included in the 2021 consolidated financial statements of the Corporation and constituted 34% and 32% of total and net assets, respectively, as of March 31, 2021 and 7% and 2% of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Sprout Foods.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”], the consolidated statement of financial position of the Corporation as of March 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2021, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated July 15, 2021, which expressed an unqualified opinion thereon.

Basis for opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the corporation; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Montréal, Canada

July 15, 2021

KPMG LLPTelephone (514) 840-2100

600 de Maisonneuve Blvd. WestFax(514) 840-2187

Suite 1500, Tour KPMGInternetwww.kpmg.ca

Montréal (Québec)  H3A 0A3

Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Neptune Wellness Solutions Inc.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of retrospectively applying the revision to segments described in Note 24, the accompanying consolidated statement of financial position of Neptune Wellness Solutions Inc. (the "Company") as of March 31, 2020, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the "consolidated financial statements"). The fiscal 2020 consolidated financial statements before the effects of the revision described in Note 24 are not presented herein. In our opinion, the consolidated financial statements, before the effects of retrospectively applying the  revision to segments described in Note 24, present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the effects of retrospectively applying the revision to segments described in Note 24 and, accordingly, we do not express an opinion or any other form of assurance about whether such effects are appropriate and have been properly applied. Those effects were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.  KPMG
Canada provides services to KPMG LLP.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company’s auditor from fiscal 2007 to 2020.

Montréal, Canada

June 10, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

neptune WELLNESS SOLUTIONS inc.

Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Financial Statements

neptune wellness solutions inc.

Consolidated Statements of Financial Position

As at March 31, 2021 and 2020

	March 31,	March 31,
	2021	2020
Assets

Current assets:
Cash and cash equivalents (note 23)	$75,167,100	$16,577,076
Short-term investment (note 23)	24,050	36,000
Trade and other receivables (note 5)	10,887,748	10,793,571
Prepaid expenses	4,631,422	2,296,003
Inventories (note 6)	21,754,147	9,092,538
	112,464,467	38,795,188

Property, plant and equipment (note 7)	46,913,688	60,028,574
Right-of-use assets (note 8)	3,541,147	1,386,254
Intangible assets (note 9)	32,606,969	25,518,287
Goodwill (note 9)	31,974,526	42,333,174
Tax credits recoverable (note 19)	—	184,470
Other assets (notes 4 (b) and 21 (a))	7,243,774	530,000
Total assets	$234,744,571	$168,775,947

Liabilities and Equity

Current liabilities:
Trade and other payables (note 10)	$24,975,764	$12,451,669
Lease liabilities (note 8)	288,947	450,125
Loans and borrowings (note 11)	—	3,180,927
Deferred revenues	2,499,376	17,601
Provisions (note 12)	2,820,995	1,115,703
	30,585,082	17,216,025

Lease liabilities (note 8)	3,626,574	1,141,314
Long-term payables (note 13)	—	555,440
Deferred tax liabilities (note 19)	—	5,015,106
Liability related to warrants (note 14)	9,879,980	—
Loans and borrowings (note 11)	14,211,339	—
Other liability (note 25)	2,258,449	1,217,769
Total liabilities	60,561,424	25,145,654

Equity:
Share capital (note 15)	379,643,670	213,876,454
Warrants (note 15 (f))	23,947,111	18,597,776
Contributed surplus	71,991,328	69,173,313
Accumulated other comprehensive income	1,202,409	5,517,376
Deficit	(330,681,375)	(163,534,626)
Total equity attributable to equity holders of the Corporation	146,103,143	143,630,293

Non-controlling interest	28,080,004	—
Total equity attributable to non-controlling interest	28,080,004	—
Total equity	174,183,147	143,630,293

Commitments and contingencies (note 22)
Total liabilities and equity	$234,744,571	$168,775,947

 See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ John Moretz	/s/ Michael Cammarata
John Moretz	Michael Cammarata
Chairman of the Board	President and CEO

NEPTUNE wellness solutions INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended March 31, 2021 and 2020

	March 31, 2021	March 31, 2020
Revenue from sales and services	$45,304,176	$27,722,571
Royalty revenues	1,467,327	1,630,717
Other revenues	38,339	224,516
Total revenues (note 24)	46,809,842	29,577,804

Cost of sales (note 6)	(83,005,929)	(31,416,251)
Gross profit	(36,196,087)	(1,838,447)

Research and development expenses, net of tax credits and grants of $16,227 (2020 - $73,930)	(2,155,332)	(2,870,497)
Selling, general and administrative expenses (note 5)	(88,196,457)	(64,664,389)
Impairment loss related to property, plant and equipment (notes 7 and 9)	(14,211,673)	—
Impairment loss related to right-of-use assets (notes 8 and 9)	(142,345)	—
Impairment loss related to goodwill (note 9)	(35,567,246)	(85,548,266)
Loss from operating activities	(176,469,140)	(154,921,599)

Finance income (note 17)	1,091,882	151,219
Finance costs (note 17)	(2,471,281)	(583,707)
Foreign exchange gain (loss)	(5,344,763)	1,883,999
Revaluation of derivatives (note 4 and 14)	10,001,102	—
Change in fair value of contingent consideration (note 4 (a))	—	97,208,166
	3,276,940	98,659,677
Loss before income taxes	(173,192,200)	(56,261,922)

Income tax recovery (expense) (note 19)	4,598,577	(4,601,340)
Net loss	(168,593,623)	(60,863,262)

Other comprehensive income
Unrealized gains on investments (note 21 (a))	192,279	1,320,431
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	(4,805,991)	3,438,879
Total other comprehensive income (loss)	(4,613,712)	4,759,310

Total comprehensive loss	$(173,207,335)	$(56,103,952)

Net loss attributable to:
Equity holders of the Corporation	$(167,146,749)	$(60,863,262)
Non-controlling interest	(1,446,874)	—
Net loss	$(168,593,623)	$(60,863,262)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(171,461,716)	$(56,103,952)
Non-controlling interest	(1,745,619)	—
Total comprehensive loss	$(173,207,335)	$(56,103,952)

Basic and diluted loss per share attributable to the equity holders of the Corporation	$(1.38)	$(0.68)

Basic and diluted weighted average number of common shares	121,277,033	89,972,395

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Consolidated Statements of Changes in Equity

For the years ended March 31, 2021 and 2020

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Equity attributable to non-controlling interest	Total
Balance as at March 31, 2020	99,338,135	$213,876,454	$18,597,776	$69,173,313	$2,078,497	$3,438,879	$(163,534,626)	$—	$143,630,293

Net loss for the period	—	—	—	—	—	—	(167,146,749)	(1,446,874)	(168,593,623)
Other comprehensive income (loss) for the period	—	—	—	—	192,279	(4,507,246)		(298,745)	(4,613,712)
Total comprehensive income (loss) for the period	—	—	—	—	192,279	(4,507,246)	(167,146,749)	(1,745,619)	(173,207,335)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 18)	—	—	—	13,069,174	—	—	—	—	13,069,174
Warrants in exchange of services rendered by non-employees (note 15 (f))	—	—	5,349,335	—	—	—	—	—	5,349,335
Share options exercised (notes 15 (b) and 18 (a))	5,001,793	14,354,754	—	(4,584,803)	—	—	—	—	9,769,951
DSUs released (notes 15 (c) and 18 (b)(i))	48,313	127,000	—	(127,000)	—	—	—	—	—
RSUs released, net of tax (notes 15 (d) and 18 (b)(ii))	574,464	4,405,118	—	(5,414,775)	—	—	—	—	(1,009,657)
Restricted shares issued (notes 15 (e) and 18 (b)(iii))	29,733	124,581	—	(124,581)	—	—	—	—	—
At-The-Market Offering, net of issuance costs (note 15 (g))	5,411,649	18,210,042	—	—	—	—	—	—	18,210,042
Direct Offering, net of issuance costs (note 15 (h))	4,773,584	16,006,155	—	—	—	—	—	—	16,006,155
Private Placement, net of issuance costs (note 15 (i))	16,203,700	32,341,719	—	—	—	—	—	—	32,341,719
Business combinations (notes 4 (b) and 15 (j))	6,741,573	22,333,976	—	—	—	—	—	29,825,623	52,159,599
Registered Direct Offering Priced At-The-Market and Concurrent Private Placement, net of issuance costs (note 15 (k))	27,500,000	57,863,871	—	—	—	—	—	—	57,863,871
Total contributions by and distribution to equity holders	66,284,809	165,767,216	5,349,335	2,818,015	—	—	—	29,825,623	203,760,189

Balance as at March 31, 2021	165,622,944	$379,643,670	$23,947,111	$71,991,328	$2,270,776	$(1,068,367)	$(330,681,375)	$28,080,004	$174,183,147

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Consolidated Statements of Changes in Equity, Continued

For the years ended March 31, 2020 and 2019

	Attributable to equity holders of the Corporation
					Accumulated
					other comprehensive
	Share Capital				income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Total
Balance as at March 31, 2019 (1)	79,987,292	$131,083,698	$648,820	$39,165,706	$758,066	$—	$(102,671,364)	$68,984,926

Net loss for the period	—	—	—	—	—	—	(60,863,262)	(60,863,262)
Other comprehensive income for the period	—	—	—	—	1,320,431	3,438,879	—	4,759,310
Total comprehensive income (loss) for the period	—	—	—	—	1,320,431	3,438,879	(60,863,262)	(56,103,952)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 18)	—	—	—	16,594,588	—	—	—	16,594,588
Warrants exercised (note 15 (f)(iii))	750,000	3,176,320	(648,820)	—	—	—	—	2,527,500
Warrants in exchange of services rendered by non-employees (note 15 (f))	—	—	18,597,776	—	—	—	—	18,597,776
Share options exercised (notes 15 (b) and 18 (a))	2,067,418	6,553,243	—	(2,622,819)	—	—	—	3,930,424
DSUs released (notes 15 (c) and 18 (b)(i))	333,279	492,989	—	(492,989)	—	—	—	—
RSUs released, net of tax (notes 15 (d) and 18 (b)(ii))	437,849	3,099,004	—	(4,061,081)	—	—	—	(962,077)
Private Placement, net of issuance costs (note 15 (i))	9,415,910	51,432,131	—	—	—	—	—	51,432,131
At-The-Market Offering, net of issuance costs (note 15 (g))	4,159,086	6,760,099	—	—	—	—	—	6,760,099
Business combinations (notes 4 (a) and 15 (m))	1,587,301	7,966,970	—	20,589,908	—	—	—	28,556,878
Provisions settled in shares (note 15 (l))	600,000	3,312,000	—	—	—	—	—	3,312,000
Total contributions by and distribution to equity holders	19,350,843	82,792,756	17,948,956	30,007,607	—	—	—	130,749,319

Balance as at March 31, 2020	99,338,135	$213,876,454	$18,597,776	$69,173,313	$2,078,497	$3,438,879	$(163,534,626)	$143,630,293

(1)	The Corporation has initially applied IFRS 16 as at April 1, 2019. Under the transition method chosen, comparative information is not restated. Refer to note 3 (p).

See accompanying notes to consolidated financial statements.

neptune wellness solutions inc.

Consolidated Statements of Cash Flows

For the years ended March 31, 2021 and 2020

	March 31,	March 31,
	2021	2020
Cash flows used in operating activities:
Net loss for the period	$(168,593,623)	$(60,863,262)
Adjustments:
Depreciation of property, plant and equipment (note 7)	5,238,049	3,005,017
Amortization of right-of-use assets (note 8)	473,009	378,309
Amortization of intangible assets	19,967,678	5,000,910
Impairment loss on goodwill (note 9)	35,567,246	85,548,266
Stock-based compensation	13,069,174	16,594,588
Impairment loss on inventories (note 6)	25,073,789	2,081,943
Bad debt expenses	9,832,794	97,881
Non-employees compensation related to warrants (note 15 (f))	5,349,335	18,597,776
Recognition of deferred revenues	—	(25,070)
Net finance (income) expense	1,379,399	(1,451,511)
Unrealized foreign exchange (gain) loss	(2,373,181)	979,505
Revaluation of derivatives	(10,001,102)	—
Impairment loss on property, plant and equipment (note 7)	14,211,673	—
Impairment loss on right-of-use assets (note 8)	142,345	—
Change in fair value of contingent consideration (note 4)	—	(97,208,166)
Income taxes expense (recovery) (note 19)	(4,600,426)	4,601,340
Net loss from sale of property, plant and equipment	(3,484)	14,165
	(55,267,325)	(22,648,309)
Changes in operating assets and liabilities (note 20)	(18,292,867)	(8,782,678)
	(73,560,192)	(31,430,987)
Cash flows used in investing activities:
Maturity of previously restricted short-term investments	11,950	12,000
Interest received	50,130	151,219
Acquisition of a subsidiary, net of cash acquired (note 4)	(3,982,101)	(15,770,400)
Acquisition of property, plant and equipment	(8,751,003)	(13,785,701)
Acquisition of intangible assets	(515,412)	(487,184)
Proceeds from sale of property, plant and equipment	19,177	7,103
Sales of Acasti shares (note 21 (a))	—	5,317,770
	(13,167,259)	(24,555,193)
Cash flows from financing activities:
Variation of the bank line of credit (note 20 (c))	—	(620,000)
Repayment of loans and borrowings (note 20 (c))	(3,250,000)	(3,807,132)
Increase in loans and borrowings, net of financing fees (note 20 (c))	—	3,996,392
Payment of lease liabilities (note 8)	(453,634)	(384,494)
Interest paid	(911,824)	(359,825)
Withholding taxes paid pursuant to the settlement of non-treasury RSUs	(1,009,657)	(962,077)
Proceeds from the issuance of shares through an At-The-Market Offering (note 15 (g))	19,045,446	7,069,220
Proceeds from the issuance of shares through a Direct Offering (note 15 (h))	17,089,372	—
Proceeds from the issuance of shares and warrants through a Private Placement (note 15 (i))	45,997,000	53,970,867
Proceeds from the issuance of shares and warrants through a Registered Direct Offering Priced At-The-Market and Concurrent Private Placement (note 15 (k))	69,916,000	—
Issuance of shares costs (note 15 (g), (h), (i) and (k))	(7,403,533)	(2,847,857)
Proceeds from exercise of warrants (note 15 (f)(iii))	—	2,527,500
Proceeds from exercise of options (note 15 (b))	9,769,951	3,930,424
	148,789,121	62,513,018
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(3,471,646)	230,887
Net increase in cash and cash equivalents	58,590,024	6,757,725
Cash and cash equivalents as at April 1, 2020 and 2019	16,577,076	9,819,351
Cash and cash equivalents as at March 31, 2021 and 2020	$75,167,100	$16,577,076

Cash and cash equivalents is comprised of:
Cash	$75,167,100	$16,577,076
Cash equivalents	—	—

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 100-545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Care, Inc. (formerly known as Neptune Ocean, Inc.), Neptune Growth Ventures, Inc., 9418-1252 Québec Inc., Neptune Wellness Brands Canada, Inc. and Sprout Foods, Inc. (“Sprout”).

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Neptune Wellness, Forest Remedies™, Ocean Remedies™, MoodRing™, PanHash™, Sprout®, Nosh® and NurturMe®, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including cannabis, hemp, nutraceuticals, organic baby food, personal care and home care. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000 square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors on July 15, 2021.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 3 (l)(ii));
•	Initial measurement of assets and liabilities acquired in a business combination and the related contingent consideration, which are generally measured at fair value (note 4); and
•	Financial asset and liability which are measured at fair value (note 21 (a)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent company.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing if the Corporation has control of Sprout: upon the acquisition of 50.1% of the outstanding equity of Sprout, Neptune assessed whether it controls Sprout through its exposure and rights to variable returns from its involvement with Sprout and has the

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

ability to affect those returns through its power over Sprout. The former controlling shareholder retained a participation of 39.7% and will be the minority representative through the execution of their voting power as long as it holds more than half of its current investment. Based on the contractual terms of the acquisition agreement, the Corporation assessed that the voting rights in Sprout Foods, in combination with its majority representation on the Board of Directors, are the dominant factors in deciding who controls Sprout. Therefore, Sprout Foods Inc. is consolidated in the Corporation’s consolidated financial statements (note 4 (b)).

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (notes 12 and 22);

•	Assessing if performance criteria on options and DSUs will be achieved in recognizing the stock-based compensation expense (note 18);
•	Assessing the fair value of services rendered in exchange of warrants (note 15 (f));
•

Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets (notes 18 and 25);

•

The Corporation recognizes revenue from the sale of goods in the course of ordinary activities at a point in time when control of the assets is transferred to the customer. The Corporation must assess whether promises made to customers represent distinct performance obligations, the appropriate measure of the transfer of control and when the transfer of control has occurred. In addition, the Corporation may also be involved with other parties, including suppliers of products, in providing goods or services to a customer when it enters into revenue transactions for the sale of products that it does not manufacture, and in these instances, must determine whether it is a principal in these transactions. The assessment of terms and conditions in contracts which may impact revenue recognition can require significant judgment, particularly when contracts include non-standard terms.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets (notes 3 (f)(ii), 8 and 9);
•	Estimating the lease term of contracts with extension options and termination options (notes 3 (j) and 8);
•	Estimating the revenue from contracts with customers subject to variable consideration;
•	Estimating the fair value of bonus and options that are based on market and non-market conditions (notes 18 and 25);
•

Estimating the fair value of the identifiable assets acquired, liabilities assumed, and consideration transferred of the acquired business, including the related contingent consideration and Call Option (note 4); and

•	Estimating the litigation provision as it depends upon the outcome of proceedings (note 12).
3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:

Subsidiaries

The Corporation’s subsidiaries and their jurisdiction of incorporation are as follows:

Subsidiary	Ownership %	Jurisdiction of Incorporation
Biodroga Nutraceuticals Inc.	100.0%	Quebec
SugarLeaf Labs, Inc.	100.0%	Delaware (with a Certificate of Authority to operate in North Carolina)
Neptune Holding USA, Inc.	100.0%	Delaware
9354-7537 Québec Inc.	100.0%	Quebec
Neptune Health and Wellness Innovation, Inc.	100.0%	Delaware
Neptune Forest, Inc.	100.0%	Delaware
Neptune Care, Inc. (formerly known as Neptune Ocean, Inc.)	100.0%	Delaware
Neptune Growth Ventures, Inc.	100.0%	Delaware
9418-1252 Québec Inc.	100.0%	Quebec
Neptune Wellness Brands Canada, Inc.	100.0%	Quebec
Sprout Foods, Inc.	50.1%	Delaware
(i)	Business combinations and related goodwill:

Business combinations are accounted for using the acquisition method as at the acquisition date, when control is transferred. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Corporation on the date control of the acquired company is obtained. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Corporation measures goodwill as the fair value for the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statement of loss and comprehensive income or loss as a gain from a bargain purchase.

For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Restructuring, transaction costs other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred.

Subsequent recognition of goodwill:

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment at least annually and upon occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these accounting policies.

Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Non-controlling interests are measured initially at fair value at the date of acquisition. Changes in the Corporation’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Financial instruments:

All financial instruments, including derivatives, are recognized in the consolidated statement of financial position initially at fair value when the Corporation becomes a party to the contractual obligations of the instrument. Transaction costs that are directly attributable to the acquisition or issuance of financial instruments that are not subsequently recognized at fair value are added or deducted from the financial asset or liability and are amortized using the effective interest rate method over the expected life of the related asset/liability.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(i)	Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(ii)	Financial assets:

On initial recognition, the Corporation classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial asset measured at amortized cost:

A financial asset is subsequently measured at amortized cost using the effective interest method and net of any impairment loss if it meets both of the following conditions and is not designated as at fair value through profit or loss:

▪	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
▪	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The financial assets of the Corporation that are measured at amortized cost consist of cash and cash equivalents, short-term investments, and trade and other receivables. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statement of loss and comprehensive loss.

Financial assets measured at fair value:

Certain financial assets including debt investments and equity investments that are not held for trading are accounted for as fair value through other comprehensive income or loss. Subsequent changes in fair value of these financial assets are recorded in other comprehensive income or loss, except for foreign exchange gains or losses and expected credit loss and reversal that are recognized in profit or loss. Amounts recognized in other comprehensive income for equity investments are not reclassified to profit or loss under any circumstances. Dividends on such instruments are recognized in profit or loss unless dividends clearly represent a recovery of a repayment of part of the cost of the investment. The Corporation has an equity instrument measured at fair value through other comprehensive income or loss (refer to note 21 (a)). All financial assets not classified as measured at amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. In addition, on initial recognition, the Corporation may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income or loss as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the consolidated statement of loss and comprehensive loss. The Corporation currently has no such financial instruments.

Derecognition of financial assets:

Financial assets are derecognized when the Corporation’s contractual rights to the cash flows from the respective assets have expired or the Corporation has transferred its rights to the cash flows from the respective assets and either (i) the Corporation has transferred substantially all of the risks and rewards of the assets or (ii) the Corporation has neither exposure to the risks inherent in those assets nor entitlement to rewards from them. Any gain or loss on derecognition is recognized in the consolidated statement of loss and comprehensive loss.

(iii)	Financial liabilities and equity instruments:

Debt and equity instruments issued by the Corporation are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the Corporation classifies its financial liabilities as subsequently measured at either amortized cost or fair value.

Financial liabilities measured at amortized cost:

A financial liability is subsequently measured at amortized cost, using the effective interest method. The Corporation currently classifies loans and borrowings, trade and other payables and long-term payables as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value:

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net income. The Corporation’s significant financial liabilities measured at fair value are the liabilities related to warrants.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Corporation are recognized at the proceeds received, net of direct issue costs and applicable income taxes.

Derecognition of financial liabilities:

Financial liabilities are derecognized when the obligations under the liabilities are discharged, cancelled, expired or are replaced by a new liability with substantially modified terms. Any gain or loss on derecognition is recognized in the consolidated statement of loss and comprehensive loss.

Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts/payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (when appropriate) a shorter period, to the net carrying amount on initial recognition.

(iv)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(v)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(vi)	Derivative financial instruments and hedge accounting:

Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity and has a call option on the non-controlling interest of a subsidiary. Embedded derivative is separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

Cash flow hedges:

For derivative financial instruments designated as cash flow hedges, the effective portion of changes in their fair value is recognized in other comprehensive income in the consolidated statement of comprehensive income and presented in the cash flow hedges reserve in equity. Any ineffectiveness is recognized in net income (loss) immediately as it arises in the same consolidated statement of loss and comprehensive loss account as the hedged item when realized.

Should a cash flow hedging relationship become ineffective or the hedging relationship be terminated, previously unrealized gains and losses remain within the cash flows hedges reserve until the hedged item is settled and any future changes in value of the derivative are recognized in net income (loss) prospectively.

When the hedged item is realized, amounts recognized in the cash flow hedge reserve are reclassified to the same consolidated statement of loss and comprehensive loss account or reclassified to the related non-financial asset in which the hedged item is recorded. If the hedged item ceases to exist before the hedging instrument expires, the unrealized gains or losses within the cash flow hedge reserve are immediately reclassified to net income (loss).

Use of derivative financial instruments:

Derivative financial instruments are utilized, from time to time, by the Corporation in the management of its foreign currency exposures and interest-rate market risks. These derivative financial instruments are used as a method for meeting the risk reduction

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

objectives of the Corporation by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted foreign currency cash flows and interest payments.

When it utilizes derivatives in hedge accounting relationships, the Corporation formally documents and designates all of its eligible hedging relationships. This process involves associating all derivatives to specific assets and liabilities on the consolidated statement of financial position or with forecasted or probable transactions. The Corporation also formally assesses the effectiveness of hedging relationships at inception and on an on-going basis. The Corporation does not currently have any derivatives in a hedging relationship.

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of finished goods, raw materials, supplies and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs, sub-contractors costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:
(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	20 to 40 years
Laboratory, R&D and plant equipment	Straight-line	10 to 20 years
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	2 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(e)	Intangible assets:
(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. There are no capitalized development costs during the years ended March 31, 2021 and 2020. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Other intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite. The Corporation has no indefinite life intangible assets.

Intangible assets with finite useful lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The residual value, amortization period and amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end and adjusted prospectively, if applicable. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates which are accounted for prospectively.

Intangible assets with finite useful lives are amortized as follows:

Asset	Method	Period/Rate

Non compete agreements	Straight-line	3 years
Customer relationships (1)	Straight-line	10 years
Farmer relationships (1)	Straight-line	3 years
License agreements	Straight-line	31 months to 12 years
Website and trademarks	Straight-line	4 years
Tradenames	Straight-line	15 years
Computer software	Straight-line	3 to 5 years
(1)

During the third quarter of the year ended March 31, 2021, the amortization of customer relationships and farmer relationships, both related to SugarLeaf, was accelerated and those assets were then fully amortized.

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are described above.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(f)	Impairment:
(i)	Financial assets:

Loss allowances for “expected credit losses” (“ECLs”) are measured on either of the following bases:

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

▪	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
▪	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade accounts receivable at an amount equal to lifetime ECLs.

The Corporation measures loss allowances for other receivables by determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs. The Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment, including forward-looking information.

The Corporation considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Corporation in full, without recourse by the Corporation to actions such as recovering inventory or the Corporation’s credit insurance.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Corporation is exposed to credit risk.

Measurement of ECLs:

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). The Corporation establishes an impairment loss allowance on a collective and individual assessment basis, by considering past events, current conditions and forecasts of future economic conditions. Collective assessment is carried out by grouping together trade accounts receivable with similar characteristics. ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets:

At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Examples of events that could occur are:

▪	significant financial difficulty of the borrower;
▪	a breach of contract, such as a default or past due event;
▪	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
▪	the disappearance of an active market for that financial asset because of financial difficulties.

It may not be possible to identify a single discrete event; instead, the combined effect of several events may have caused financial assets to become credit-impaired.

Presentation of impairment:

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment losses related to trade and other receivables are presented in selling, general and administrative expenses of the consolidated statement of loss and comprehensive loss.

Write-off:

The gross carrying amount of a financial assets is written off when the Corporation has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, tax credits receivable and recoverable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same date.

The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use (“VIU”) and its fair value less cost of disposal (“FVLCD”), as discussed under IAS 36. In assessing VIU and FVLCD, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

to the asset. Costs of disposal are incremental costs directly attributable to the disposal of an asset, such as legal costs and similar transaction fees, costs of removing the asset and direct incremental costs to bring an asset into condition for its sale (excluding finance costs and income tax expense). For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill:

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. The Corporation defines its CGUs based on the way it internally monitors and derives economic benefits from the acquired goodwill. Impairment losses for a CGU is first allocated to reduce goodwill. An impairment loss in respect of goodwill is not reversed in future periods.

(g)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are usually determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(h)	Revenue:

Sale of products:

Revenue from the sale of goods in the course of ordinary activities is recognized at a point in time when control of the assets is transferred to the customer. The Corporation transfers control generally on shipment of the goods or in some cases, upon reception by the customer. Revenue is measured based on the consideration the Corporation expects to be entitled to receive in exchange of assets as specified in contracts with customers. For some arrangements in which the Corporation is entitled to non-cash consideration, revenue is measured at the fair value of exchanged assets as specified in contracts with customers. Revenue is presented net of returns. If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. Where the Corporation cannot reasonably estimate the future returns, revenue is deferred and recognized when the right to return the product is no longer available to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Processing services:

The Corporation is involved in the extraction, purification and formulation of health and wellness products. Revenue earned on processing services is recognized as the services are rendered in accordance with contractual terms, recovery of the consideration is probable and the amount of revenue can be measured reliably. The Corporation recognizes revenue from processing services in proportion to the stage of completion of the service at the reporting date. The stage of completion is assessed based on surveys of work performed. All related production costs are expenses as incurred.

Royalty revenues:

Royalties are earned under the terms of the applicable agreement and are recognized when it is probable that the economic benefits associated with the transaction will be received and the amount can be measured reliably.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Principal versus agent arrangements:

The Corporation may be involved with other parties, including suppliers of products, in providing goods or services to a customer when it enters into revenue transactions for the sale of products that it does not manufacture. In these instances, the Corporation must determine whether it is a principal in these transactions by evaluating the nature of its promise to the customer. The Corporation is a principal (and, therefore, records revenue on a gross basis) if it controls a promised good before transferring that good to the customer. On the other hand, the Corporation records revenue as the net amount that it retains for its services when it does not meet the criteria to be considered a principal for accounting purposes.

(i)	Government grants:

Government grants, consisting of grants, subsidies and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(j)	Leases:

The Company adopted IFRS 16, Leases, on April 1, 2019 . At inception, the Corporation assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Corporation recognizes a right-of-use asset and a lease liability at the commencement date of the lease, i.e. the date the underlying asset is available for use.

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use assets is comprised of:

•	the initial measurement amount of the lease liabilities recognized;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred; and
•

an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use assets are depreciated on a straight-line basis over the lesser of i) the estimated useful life of the underlying assets; and ii) the lease term.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Corporation uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, lease extension options, if reasonably certain that it will be exercised, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Corporation is reasonably certain to exercise that option.

Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

estimate of the amount expected to be payable under residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right-of-use asset, or in the consolidated statement of loss when the carrying amount of the right-of-use asset is reduced to zero.

Classification and presentation of lease-related expenses

Depreciation charge for right-of-use assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Corporation’s consolidated statement of loss based on their function within the Corporation, while interest expense on lease liabilities is presented within finance costs.

Cash flows classification

Lease payments related to the principal portion of the lease liabilities are classified as cash flows from financing activities and lease payments related to the interest portion of the lease liabilities are classified as interest paid within cash flows from financing activities. Lease incentives received are classified as cash flows from investing activities. Variable lease payments not included in the measurement of lease liabilities are classified as cash flows from operating activities.

Significant judgment in determining the lease term of contracts with extension options and termination options

The Corporation determines the lease term as the non-cancellable period of the lease, together with any periods covered by an option to extend the lease, if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Corporation applies judgment in assessing whether it is reasonably certain to exercise its options to extend its leases or to not exercise its options to terminate its leases, by considering all facts and circumstances that create an economic incentive to exercise an extension option or not to exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Corporation.

The Corporation has elected to apply the following practical expedients available under IFRS 16:

•

Short-term leases and leases of low-value items recognition exemptions: related lease payments are recognized as an expense on straight-line basis or another basis if that basis is more representative; and

•	Leases with a short remaining term: when lease term is 12 months or less, the lease may be classified as short-term leases.

(k)	Foreign currency:

Transactions in foreign currencies that are not hedged are translated to the respective functional currencies of the Corporation’s subsidiaries at the exchange rate in effect on the date of the transaction. The monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are translated at the exchange rates prevailing at the statement of financial position date and translation gains and losses are included in the consolidated statement of loss and comprehensive loss. Non-monetary items denominated in foreign currencies other than the functional currency are translated at historical rates.

The assets and liabilities of foreign operations, whose functional currency is not the Canadian dollar, are translated into Canadian dollars at the exchange rates in effect at the statement of financial position date. Revenue and expenses that are not hedged are translated at the exchange rate in effect on the date of the transaction. Differences arising from the exchange rate changes are included in other comprehensive loss in the cumulative translation account.

On disposal of a foreign operation where control is lost, the cumulative amount of the exchange differences recognized in other comprehensive loss relating to that particular foreign operation is recognized in the consolidated statement of loss and comprehensive loss as part of the gain or loss on disposal.

(l)	Employee benefits:
(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(ii)	Long-term employee benefits:

The Corporation’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognised in profit or loss in the period in which they arise.

(iii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the share-based payment transactions is measured based on valuation models. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on the historical volatility), weighted average expected life of the instruments (based on contractual life, tranche vesting term and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value of share-based payment awards granted to non-employees is the fair value of the identifiable goods or services or the fair value of the equity instrument granted if the goods or services are not reliably measurable. Measurement date of the fair value is the date at which the Corporation receives the goods or services from the non-employees. Goods or services are recognized in expense, with a corresponding increase in equity over the period that the services are received. Unvested awards whose measurement was determined using the fair value of the equity instrument are remeasured at the end of each reporting period.

(iv)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense and accretion on borrowings, unwinding of the discount on provisions and long-term payables, financing costs, issuance of warrants costs, penalty on debt reimbursement and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as components of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(n)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Loss per share:

Basic loss per share (“EPS”) is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, share options and deferred share units granted to employees and directors.

(p)	New standards and interpretations adopted during the previous year:
(i)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The Corporation adopted IFRS 16 using the modified retrospective method of adoption, with the effect of initially applying this standard recognized at the date of initial application, i.e. April 1, 2019. Under this method, the Corporation elected to measure right-of-use of asset as equal to lease liability, adjusted for amounts previously recorded for deferred lease inducements or prepaid rent as at the date of adoption. Accordingly, the cumulative effect of initially applying IFRS 16 is nil on the opening balance of retained loss as at April 1, 2019. The comparative information has not been restated, i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

Transition options and practical expedients

The Corporation has elected to apply the following transition options and practical expedients available under IFRS 16:

•

Lease definition: to grandfather the assessment of which transactions are leases on the date of initial application. Accordingly, the Corporation applied IFRS 16 only to contracts that were previously identified as leases under IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, and applied the definition of leases under IFRS 16 only to contracts entered on or after the date of initial application;

•

Short-term leases and leases of low-value items recognition exemptions:  related lease payments are recognized as an expense on straight-line basis or another basis if that basis is more representative; and

•	Leases with a short remaining term: when lease term ends within 12 months of the date of initial application, the lease may be classified as short-term leases.

The Corporation has elected not to apply the following transition options and practical expedients available under IFRS 16:

•	Use of hindsight;
•	Impairment and onerous leases;
•	Initial direct costs;
•	Discount rates; and
•	Non-lease components.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Impact of adopting IFRS 16

The most significant impact as a result of adopting IFRS 16 related to the accounting for the Corporation’s operating leases, as the nature of expenses related to most of the Corporation’s leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Under IAS 17, the Corporation classified each of its leases at the inception date as either a finance lease or an operating lease, based on the extent to which risks and rewards of ownership were transferred to the Corporation. Most of the Corporation’s leases were classified as operating leases as they did not transfer substantially all the risks and rewards of ownership to the Corporation. Lease payments related to the Corporation’s operating leases were recognized as rent expense in the consolidated income statements on a straight-line basis over the lease term and presented as part of cash flows from operating activities in the consolidated statements of cash flows. Any prepaid rent and deferred lease inducements were recognized under “Prepaid expenses” and “Deferred lease inducements”, respectively, in the consolidated statements of financial position as at March 31, 2019.

Upon adoption of IFRS 16, the Corporation recognized right-of-use assets for leases previously classified as operating leases. Right-of-use assets were measured for an amount equal to the lease liability adjusted for prepaid rent and deferred lease inducements. Lease liabilities were measured at the present value of the remaining lease payments on a discounted basis, using the incremental borrowing rate at the date of initial application.

The following table summarizes the impacts of adopting IFRS 16 on the Corporation’s consolidated statement of financial position as at April 1, 2019:

Impact of adopting IFRS 16 as at April 1st, 2019	Note	Increase (decrease)

Assets

Current assets:
Prepaid expenses	(i)	$(22,127)

Non-current assets:
Right-of-use of assets	(ii)	1,176,744

Total assets		$1,154,617

Liabilities

Current liabilities:
Lease liabilities	(ii)	$334,872

Non-current liabilities:
Lease liabilities	(ii)	1,027,490
Deferred lease inducements	(i)	(207,745)

Total liabilities and equity		$1,154,617

Prepaid expenses and deferred lease inducements related to previous operating leases were derecognized and netted against the right-of-use assets.

Lease liabilities of $1,362,362 and related right-of-use assets of $1,176,744 were recognized and presented separately on the consolidated statement of financial position. There was no adjustment from the adoption of IFRS 16 on the opening retained loss as at April 1, 2019 due to the Corporation choice on transition method.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Reconciliation of operating lease commitments to lease liabilities recognized

When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate as at April 1, 2019. The weighted average incremental borrowing rate applied as at April 1, 2019 was 5.14%. The lease liabilities as at April 1, 2019 can be reconciled to the operating lease commitments as at March 31, 2019 as follows:

Reconciliation of operating leases commitments to lease liabilities

Operating lease commitments as at March 31, 2019	$1,587,571
Non-lease components separated from lease components	(60,755)
Other	(15,189)
Effect of discounting	(149,265)
Discounted lease liabilities as at April 1st, 2019	$1,362,362

(p)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the years ended March 31, 2021 and 2020 and have not been applied in preparing these consolidated financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

(i)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1):

For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period.

The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

•	settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•	when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted.

(ii)	Covid-19-Related Rent Concessions (Amendment to IFRS 16)

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16). Subsequently, on March 31, 2021, the IASB extended the practical expedient by 12 months – i.e. permitting lessees to apply it to rent concessions that reduce lease payments originally due on or before June 30, 2022.

The new 2021 amendments are effective for annual periods beginning on or after April 1, 2021. Early adoption is permitted.

The original version of the practical expedient under the 2020 amendment was (and remains) optional. However, the new amendment is, in effect, not optional because a lessee that chose to apply the practical expedient introduced by the 2020 amendment needs to consistently apply the extension to similar rent concessions. This means that lessees may need to reverse previous lease modification accounting if a rent concession was ineligible for the original version of the practical expedient under the 2020 amendment (i.e. because the concession extended beyond June 30, 2021) but becomes eligible as a result of the new amendment.

The Corporation does not intend to adopt any of the above amendment by anticipation. The extent of the impact of adoption of the standard has not yet been determined.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

4.	Business combinations:
(a)	Acquisition of SugarLeaf Labs:

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23,737,370 (US $18,062,220), a combination of $15,770,400 (US $12,000,000) in cash and $7,966,970 (US $6,062,220) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted loss before interest, taxes, depreciation and amortization ("EBITDA") and other performance targets, earnouts could reach $173,474,400 (US $132,000,000). A portion of the earnout is to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments were to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash.

As at the acquisition date, the Corporation recorded $114,965,763 as contingent consideration, which represented its fair value at the date of acquisition, net of the initial consideration paid. Of the total contingent consideration, an amount of $20,589,908 was classified as contributed surplus, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued upon the achievement of certain performance targets. The contingent consideration classified as contributed surplus will not be remeasured and settlement is accounted for in equity. Contingent consideration of $94,375,855 was classified as a liability representing the present value of the expected payout in cash or a variable number of common shares for the earnouts of the next three years. The contingent consideration classified as a liability is required to be remeasured at fair value at each reporting date and subsequent changes to the fair value will be recognized in the statement of earnings. As at March 31, 2020, the fair value of the contingent consideration liability was revalued to nil (refer to change in fair value of contingent consideration below).

The acquisition was accounted for using the acquisition method with the results of the operations of SugarLeaf being included in the consolidated financial statements since the date of acquisition. The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value was determined considering the expected earnout payments, discounted to present value using a risk-adjusted discount rate of 16% for cash based payments and 26.3% for earnout payments payable in cash or common shares. The risk-adjusted discount rate was calculated based on SugarLeaf’s weighted average cost of capital. The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses.

Varying the above risk-adjusted discount rate to reflect a 1% movement would have the following effects on the contingent consideration at the acquisition date, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$(1,076,784)	$1,105,768
Contingent consideration - Classified as contributed surplus	(55,764)	56,704
	$(1,132,548)	$1,162,472

Varying the above hemp derived CBD refined oil pricing to reflect a 10% movement would have the following effects on the contingent consideration at the acquisition date, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$5,765,653	$(18,166,584)
Contingent consideration - Classified as contributed surplus	—	—
	$5,765,653	$(18,166,584)

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Adjusted Final Consideration
Assets acquired
Trade and other receivables	$151,178
Inventories	1,130,965
Property and equipment	1,936,574
Right-of-use asset	499,797
Customer relationships	9,173,116
Farmer relationships	12,208,918
25,100,548

Liabilities assumed
Trade and other payables	$125,956
Lease liability	522,843
648,799

Net assets acquired	24,451,749

Goodwill	115,817,746

Gross purchase consideration	$140,269,495

Less: Settlement of pre-existing relationship	(1,566,362)

Purchase price	$138,703,133

Consist of:
Cash	$15,770,400
Common shares	7,966,970
Contingent consideration - Classified as a liability	94,375,855
Contingent consideration - Classified as contributed surplus	20,589,908
Purchase price	$138,703,133

Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in North Carolina. SugarLeaf's cold ethanol processing facility uses hemp cultivated by licensed American growers to yield high-quality full and broad-spectrum hemp extracts.

The 2018 Farm Bill, which was signed into law on December 20, 2018, amended federal law to provide that all parts of the cannabis plant (including its cannabinoids, derivatives and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis would be classified as hemp and would no longer be considered controlled substances. However, despite the passage of the 2018 Farm Bill, there remains a patchwork of Federal and State legislation and uncertainties in their application that could materially impact the Company's business and financial condition. Additionally, demand for products containing cannabis, hemp or their derivatives is dependent on a number of social, political and economic factors that are beyond the Company's control, each of which could cause price fluctuations or decreases in market demand or supply that could adversely affect the Company's business, financial condition, results of operations and prospects.From the date of acquisition, the SugarLeaf business has contributed $2,681,688 to the total revenues from sales and services and $12,340,025 to the consolidated loss from operating activities excluding the impairment loss on goodwill of SugarLeaf. Had this business acquisition been effective as at the beginning of the 2020 fiscal year, management estimates that the Corporation’s total revenues from sales and services for the year ended March 31, 2020 would have been approximately $29,232,317 and the consolidated loss from operating activities excluding the impairment loss on goodwill for the year ended March 31, 2020 would have been approximately $72,554,121. The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1, 2019.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Neptune and SugarLeaf were parties to a pre-existing agreement under which Neptune made prepayments for the purchase of product from SugarLeaf of $1,566,362. The pre-existing relationship was effectively terminated when Neptune acquired SugarLeaf.

Acquisition-related costs for the year ended March 31, 2020 of $2,210,727 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of loss and comprehensive loss and within the corporate segment.

The fair value, as well as the gross amount of the trade accounts receivable amount to $151,178 of which a negligible amount was expected to be uncollectible at the acquisition date.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce.

The contingent consideration classified as a liability is required to be remeasured at fair value at each reporting date.  The fair value of the contingent liability was remeasured as at March 31, 2021 to nil (2020 – nil). As at March 31, 2020, the fair value was determined considering revised expected earnout payments, discounted at 15.0% for payments to be paid in cash (16.0% at acquisition) and 20.0% for payments to be paid in cash or in shares (26.3% at acquisition) for both periods. The change to the fair value was recognized in the statement of loss for the year ended March 31, 2020.

Change in fair value of contingent consideration liability:

Balance at April 1, 2020 and 2019	$—	$—
Additions through a business combination	—	94,375,855
Change in fair value	—	(97,208,166)
Effect of movements in exchange rates	—	2,832,311
Balance at March 31, 2021 and 2020	$—	$—

As at March 31, 2020 the key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses. The forecasted sales growth and EBITDA decreased materially from those used at the date of acquisition due to a decline in hemp derived CBD refined oil pricing to $1,310 per kilogram at March 31, 2020 ($5,000 at acquisition), as well as a decrease in forecasted sales volumes.

(b)	Acquisition of a controlling interest in Sprout Foods:

On February 10, 2021, Neptune acquired a 50.1% interest in Sprout Foods, Inc. (“Sprout” or “Sprout Foods”). The transaction consideration includes a cash payment of $7,615,800 (USD$6.0 million) and the issuance of 6,741,573 Neptune common shares having a value of $22,333,976 (USD$17.6 million). Additionally, Neptune is guaranteeing a $12,562,000 (USD$10.0 million) note issued by Sprout in favor of Morgan Stanley Expansion Capital (“MSEC”).

Furthermore, Sprout’s other owners of equity interests granted Neptune a call option (the "Call Option") to purchase the remaining 49.9% outstanding equity interests of Sprout, at any time beginning on January 1, 2023 and ending on December 31, 2023. The total consideration payable for the additional shares (“Call Shares”) upon the exercise of the Call Option and the closing of Neptune's acquisition of the Call Shares would be equal to the total equity value of the Call Shares, which would be based upon the applicable percentage acquired by Neptune of the total enterprise value for Sprout.

As at the close of the transaction, the value of the asset related to the Call Option was determined to be $7,010,668 (USD$5.5 million), representing the difference between the market price and the contract value of the Call Option, discounted at a rate of 8.9% and assuming the transaction would take place on January 1, 2023.  To establish the market price, the multiples selected were 2.3x for revenues and 12.0x for EBITDA, based on analysis of average and median industry multiples, and were adjusted to consider a 20% discount; the multiples to be used as per the contract are 3.0x for revenues and 15.0x for EBITDA, weighted at 50%. As at March 31, 2021, the fair value of this asset was remeasured to $7,043,114 (USD$5.6 million), generating a gain on remeasurement of $105,296 accounted under revaluation of derivatives   and a foreign exchange loss of $72,849 for the year ended on that date.

A change in the discount rate of 1% would impact the fair vair value of the call option by approximately $120,000.

A change in the multiple for revenues of 0.1 would impact the fair vair value of the call option by approximately $1,650,000.

A change in the revenues of $1,000,000 would impact the fair vair value of the call option by approximately $183,000.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

The acquisition has been accounted for using the acquisition method with the results of the operations of Sprout being included in the consolidated financial statements since the date of acquisition.

The cash consideration of this transaction was funded with the proceeds of previous issuances of shares.

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Fair value recognized on acquisition
Assets acquired
Cash and cash equivalents	$3,633,699
Trade receivables	2,618,278
Inventories	9,780,303
Prepaid expenses and other current assets	226,226
Property and equipment	178,488
Right-of-use asset	1,132,815
Tradenames	28,386,625
Other assets	7,044,969
53,001,403

Liabilities assumed
Trade and other payables	$6,554,426
Lease liability	1,132,815
Promissory note	14,528,860
22,216,101

Total identifiable net assets at fair value	30,785,302

Non-controlling interest measured at fair value (49.9%)	(29,825,623)
Goodwill arising on acquisition	28,990,097

Purchase price	$29,949,776

Consist of:
Cash	$7,615,800
Common shares issued, at fair value	22,333,976
Total consideration	$29,949,776
Note: As part of the acquisition of Sprout, net deferred tax assets of $19,358,652 were acquired for which a full valuation allowance was recognized.

Through Sprout Foods, Neptune enters a new market: the organic baby food market.  Sprout is committed to offering products that contain whole foods, no preservatives, no concentrates, no added sugar, are USDA certified organic and are non-GMO. Sprout’s products target four markets: Stage 2 (children 6 months and up), Stage 3 (children 8 months and up), Toddler (children aged 12 months and up) and Snacks (children 8 months and up).

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response. On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021. Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout produced documents to the NMAG on March 10, 2021. The pending inquiries

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

and potential findings could result in material litigation and may have a material adverse effect on our business, financial condition, or results of operations.

From the date of acquisition, Sprout Foods has contributed $3,177,585 to the total revenues from sales and services and a net loss of $(2,899,546) to the consolidated loss from operating activities. Had this business acquisition been in effect as at the beginning of the 2021 fiscal year, management estimates that the Corporation’s total revenues from sales and services for the year ended March 31, 2021 would have been approximately $71,171,327 and the consolidated loss from operating activities for the year ended March 31, 2021 would have been approximately $(198,698,993).

The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1, 2020.

Acquisition-related costs for the year ended March 31, 2021 of $396,463 have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of loss and comprehensive loss.

The gross amount of the trade accounts receivable amount to $4,856,786 of which $2,238,508 was expected to be uncollectible at the acquisition date.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill and intangible assets are not deductible for income tax purposes.

As at March 31, 2021, the purchase price allocation is final.

Financial information of Sprout, which has a material non-controlling interest, is provided below:

Name	Country of incorporation	2021
Sprout Foods	United States of America	49.9%

2021
Accumulated balances of material non-controlling interest:	$28,080,004
Loss allocated to material non-controlling interest:	(1,446,874)
Comprehensive loss allocated to material non-controlling interest:	$(1,745,619)

The summarised financial information of the subsidiary is provided below. This information is based on amounts before inter-company eliminations.

Summarised statement of loss:

February 10, 2021 to March 31, 2021
Revenue from contracts with customers	$3,177,585
Cost of sales	(4,232,698)
Selling, general and administrative expenses	(1,657,174)
Finance costs	(185,410)
Loss before tax	(2,897,697)
Income tax	(1,849)
Net loss for the year from continuing operations	(2,899,546)
Total comprehensive loss	(598,689)
Loss attributable to non-controlling interest	(1,446,874)
Comprehensive loss attributable to non-controlling interest	$(1,745,619)

Summarised statement of financial position:

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

As at March 31, 2021
Current assets	$14,243,058
Non-current assets	64,839,010
Current liabilities	7,695,092
Non-current liabilities	15,114,423
Total equity	56,272,553
Attributable to:
Equity holders to parent	$28,192,549
Non-controlling interest	$28,080,004

Summarised cash flow information:

February 10, 2021 to March 31, 2021
Cash flow from operating activities	$(2,942,160)
Cash flow from investment activities	—
Cash flow from financing activities (dividends to NCI: nil)	(34,758)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(10,497)
Net increase (decrease) in cash and cash equivalents	$(2,987,415)

5.	Trade and other receivables:

	March 31,	March 31,
	2021	2020

Trade receivables	$7,662,352	$8,836,645
Sales taxes receivable	929,841	747,061
Accrued and other receivables	687,190	1,190,640
Tax credits receivable	—	14,336
Grants and subsidies receivables	1,608,365	4,889
	$10,887,748	$10,793,571

Wage and rent subsidies related to the Canada Emergency Wage Subsidy (CEWS) and Canada Emergency Rent Subsidy (CERS) were recorded during the year ended March 31, 2021 in the amount of $3,125,277 with $1,608,365 still receivable as at March 31, 2021 (2020 – nil). This has been recorded in cost of goods sold and selling, general and administrative expenses, against the related salary and rent expenses, in the amounts of $1,233,022 and $1,892,255, respectively, compared to nil for the previous year.

The Corporation’s exposure to credit and foreign exchange risks related to trade and other receivables is presented in note 21 (b).

6.	Inventories:

	March 31,	March 31,
	2021	2020

Raw materials	$8,690,034	$5,065,731
Work in progress	7,427,829	2,790,815
Finished goods	4,340,630	553,828
Supplies and spare parts	1,295,654	682,164
	$21,754,147	$9,092,538

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Cost of sales for the year ended March 31, 2021 was comprised of inventory costs of $57,361,951 (2020 - $28,038,207), other costs of $1,803,211 (2020 - $1,296,101), wage subsidy related to the Canada Emergency Wage Subsidy (CEWS) of $1,233,022 (2020 - nil), and impairment loss on inventories of $25,073,789 (2020 - $2,081,943).

7.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:

Balance at March 31, 2019	$228,630	$25,453,898	$32,067,665	$446,143	$472,671	$58,669,007
Additions through a business acquisition (note 4)	—	1,161,182	683,498	89,288	2,606	1,936,574
Additions	—	5,488,474	8,229,923	74,902	172,657	13,965,956
Disposals	—	—	(12,145)	—	(2,788)	(14,933)
Effect of movements in exchange rates	—	81,288	45,957	6,251	182	133,678
Balance at March 31, 2020	228,630	32,184,842	41,014,898	616,584	645,328	74,690,282

Additions through a business acquisition (note 4)	—	—	68,502	80,067	29,919	178,488
Additions	—	1,399,237	5,128,064	37,586	199,762	6,764,649
Disposals	—	—	—	(40,692)	—	(40,692)
Effect of movements in exchange rates	—	(295,910)	(254,950)	(15,639)	(4,645)	(571,144)
Balance at March 31, 2021	$228,630	$33,288,169	$45,956,514	$677,906	$870,364	$81,021,583

Accumulated depreciation:

Balance at March 31, 2019	—	4,223,425	6,778,252	326,304	317,053	11,645,034
Disposals	—	—	(361)	—	(407)	(768)
Depreciation for the year	—	872,351	2,023,525	38,952	70,189	3,005,017
Effect of movements in exchange rates	—	1,920	9,515	773	217	12,425
Balance at March 31, 2020	—	5,097,696	8,810,931	366,029	387,052	14,661,708

Disposals	—	—	—	—	—	—
Depreciation for the year	—	918,208	2,903,021	32,877	125,722	3,979,828
Accelerated depreciation for the year	—	—	1,258,221	—	—	1,258,221
Impairments for the year	—	715,391	13,450,631	34,418	11,233	14,211,673
Effect of movements in exchange rates	—	(739)	(2,713)	(56)	(27)	(3,535)
Balance at March 31, 2021	$–	$6,730,556	$26,420,091	$433,268	$523,980	$34,107,895

Net carrying amounts:

March 31, 2020	$228,630	$27,087,146	$32,203,967	$250,555	$258,276	$60,028,574
March 31, 2021	228,630	26,557,613	19,536,423	244,638	346,384	46,913,688

From the balance of property, plant and equipment (“PPE”), no amount (2020 - $8,263,652) represented assets which are not yet in service as at March 31, 2021.

As a result of Neptune’s transition into a Consumer Packaged Good (“CPG”) company, the Corporation tested its property, plant and equipment related to its cannabis processing business for impairment.    As of March 31, 2021, certain equipment was no longer expected to

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

be used. The fair value has been estimated to $1,854,000 based on comparable transactions and market data (level 3) and the carrying amount of the Phase 3 equipment is $14,067,176.  Consequently, an impairment loss of $12,213,176 is recognized as at March 31, 2021 on the consolidated statement of loss and comprehensive loss, under impairment loss related to property, plant and equipment.

During the year ended March 31, 2021, the Corporation impaired $1,998,497 of property, plant, and equipment related to the SugarLeaf CGU (refer to note 9). Subsequent to the impairment, the Corporation revised the useful life of certain plant equipment and as a result an amount of $1,258,221 accelerated amortization for this property, plant and equipment was recorded.

Depreciation expense has been recorded in the following accounts in the consolidated statements of loss and comprehensive loss:

	Years ended
	March 31,	March 31,
	2021	2020

Cost of sales	$3,229,331	$2,755,243
Research and development expenses	—	—
Selling, general and administrative expenses	2,008,718	249,774
	$5,238,049	$3,005,017

8.	Leases:

The Corporation has entered into lease contracts mainly for its premises, which expire through the year 2024.

(a)	Right-of-use assets

	Buildings	Equipment	Total

Balance as at April 1st, 2019	$1,138,729	$38,015	$1,176,744

Business acquisition (note 4)	499,797	–	499,797
Additions	–	54,063	54,063
Amortization for the period	(364,740)	(13,569)	(378,309)
Effect of movements in exchange rates	33,959	–	33,959
Balance as at March 31, 2020	1,307,745	78,509	1,386,254

Business acquisition (note 4)	1,132,815	–	1,132,815
Additions	1,696,171		1,696,171
Amortization for the period	(454,821)	(18,188)	(473,009)
Impairment loss for the period	(142,345)	–	(142,345)
Effect of movements in exchange rates	(55,856)	(2,883)	(58,739)
	.
Balance as at March 31, 2021	$3,483,709	$57,438	$3,541,147

Amortization of right-of-use assets is included in the consolidated statement of loss and comprehensive income (loss) in the following captions:

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

	Year ended March 31, 2021	Year ended March 31, 2020

Cost of sales	$—	$56,378
General and administrative expenses	473,009	321,931
Total amortization	$473,009	$378,309

The Corporation recorded 28,191 revenue for the year ended March 31, 2021 (2020 - $111,366) from subleasing right-of-use of assets. There is no contract related to this sublease between the Corporation and the third party. Therefore, there is no lease term. Moreover, revenue varies depending on the use that is made by the third party.

(b)	Lease liabilities

The following table summarizes the lease liabilities amounts recognized in the consolidated statement of financial position:

	March 31, 2021	March 31, 2020

Current	$288,947	$450,125
Non-current	3,626,574	1,141,314

The following table summarizes changes to the lease liabilities:

	Year ended March 31, 2021	Year ended March 31, 2020

Balance as at April 1st 2020 and 2019	$1,591,439	$1,362,362

Business acquisition (note 4)	1,132,815	522,843
Additions	1,696,171	54,063
Payments	(562,254)	(490,831)
Interest expense	108,620	106,337
Effect of movements in exchange rate	(51,270)	36,665
Balance as at March 31, 2021 and 2020	$3,915,521	$1,591,439

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(c)	Cash outflow for leases recognized in the consolidated statement of cash flows

	Year ended March 31, 2021	Year ended March 31, 2020

Operating activities:
Cash outflow for non-lease components not included in the measurement of lease liabilities	$(48,192)	$(27,378)
Cash inflow for income from sublease	28,191	111,366
	$(20,001)	$83,988
Financing activities:
Cash outflow for principal portion of lease liabilities	$(453,634)	$(384,494)
Cash outflow for interest portion of lease liabilities - included within interest paid	(108,620)	(106,337)
	$(562,254)	$(490,831)

Total net cash outflow for leases	$(582,255)	$(406,843)

Interest expense on leases liabilities for the year ended March 31, 2021 of $108,620 (2020 - $106,337) is presented under finance costs (note 17 (b)).

Expense for non-lease components presented in selling, general and administrative expenses amounted to $48,192 for the year ended March 31, 2021 (2020 - $27,378).

(d)	Maturity analysis – contractual undiscounted cash flows

	March 31, 2021	March 31, 2020

Less than 1 year	$1,059,082	$556,742
Between 1 and 5 years	2,668,620	1,292,002
More than 5 years	–	–
Total contractual undiscounted cash flows of lease liabilities	$3,727,702	$1,848,744

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

9.	Intangible assets and goodwill:

	Non-compete	Customer	Farmer		License	Website and	Computer		Intangible
	agreements	relationships	relationships	Patents	agreements	trademarks	software	Tradenames	assets	Goodwill	Total

Cost:

Balance as at March 31, 2019	$400,000	$4,100,000	$—	$360,820	$5,051,643	$—	$373,100	$—	$10,285,563	$6,750,626	$17,036,189
Additions through a business acquisition (note 4)	—	9,173,116	12,208,918	—	—	—	—	—	21,382,034	115,817,746	137,199,780
Additions	—	—	—	—	61,455	119,616	—	—	181,071	—	181,071
Effect of movements in exchange rates	—	642,160	854,680	—	—	—	—	—	1,496,840	8,107,771	9,604,611
Balance as at March 31, 2020	400,000	13,915,276	13,063,598	360,820	5,113,098	119,616	373,100	—	33,345,508	130,676,143	164,021,651

Additions through a business acquisition (note 4)	—	—	—	—	—	—	—	28,386,625	28,386,625	28,990,097	57,376,722
Additions	—	—	—	—	—	—	515,412	—	515,412	—	515,412
Effect of movements in exchange rates	—	—	—	—	—	—	—	(292,716)	(292,716)	(299,196)	(591,912)
Balance as at March 31, 2021	$400,000	$13,915,276	$13,063,598	$360,820	$5,113,098	$119,616	$888,512	$28,093,909	$61,954,829	$159,367,044	$221,321,873

Accumulated amortization:

Balance as at March 31, 2019	$400,000	$1,330,771	$—	$360,820	$533,278	$—	$10,096	$—	$2,634,965	$—	$2,634,965
Amortization for the year	—	1,030,433	2,745,599	—	1,145,681	4,578	74,619	—	5,000,910	—	5,000,910
Impairment loss	—	—	—	—	—	—	—	—	—	85,548,266	85,548,266
Effect of movements in exchange rates	—	33,923	157,423	—	—	—	—	—	191,346	2,794,703	2,986,049
Balance as at March 31, 2020	400,000	2,395,127	2,903,022	360,820	1,678,959	4,578	84,715	—	7,827,221	88,342,969	96,170,190

Amortization for the year	—	8,977,462	9,200,145	—	1,222,800	26,267	288,384	252,620	19,967,678	—	19,967,678
Impairment loss	—	—	—	—	—	—	—	—	—	35,567,246	35,567,246
Effect of movements in exchange rates	—	593,467	960,431	—	—	—	—	(937)	1,552,961	3,482,303	5,035,264
Balance as at March 31, 2021	$400,000	$11,966,056	$13,063,598	$360,820	$2,901,759	$30,845	$373,099	$251,683	$29,347,860	$127,392,518	$156,740,378

Net carrying amounts:

March 31, 2020	$—	$11,520,149	$10,160,576	$—	$3,434,139	$115,038	$288,385	$—	$25,518,287	$42,333,174	$67,851,461
March 31, 2021	—	1,949,220	—	—	2,211,339	88,771	515,413	27,842,226	32,606,969	31,974,526	64,581,495

Amortization expense has been recorded in the following accounts in the consolidated statements of loss and comprehensive loss:

	Years ended
	March 31,	March 31,
	2021	2020

Cost of sales	$1,192,524	$40,384
Selling, general and administrative expenses	18,775,154	4,960,526
	$19,967,678	$5,000,910

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of CGUs to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, this represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

The aggregate amount of goodwill is allocated to each CGU as follows:

	March 31,	March 31,
	2021	2020

Biodroga	$3,283,626	$3,283,626
SugarLeaf	—	39,049,548
Sprout Foods	28,690,900	—
	$31,974,526	$42,333,174
(a)	Annual impairment testing of Biodroga:

The Corporation performed its annual impairment testing of the Biodroga goodwill as at March 31, 2021. The recoverable amount of Biodroga operations CGU was determined using the value-in-use basis and was determined to be higher than the carrying value.  no impairment expense was recorded in the year ended March 31, 2021.  For the year ended March 31, 2020, the recoverable amount of Biodroga operations CGU was determined using the value-in-use basis and was determined to be lower than the carrying value testing of Biodroga and resulted in an impairment of goodwill of $3,467,000.

The value-in-use of the CGU was estimated using discounted cash flow forecasts with a pre-tax discount rate of 11.75% (2020 – 14.25%). The discount rate represents the WACC for comparable companies operating in similar industries as the CGU, based on publicly available information. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of the CGU.

Cash flows were projected based on past experience, actual operating results and the three-year business plan including a terminal growth rate of 2.5% (2020 – 2.0%).

The assumptions used by the Corporation in the cash flow forecast discounting model are classified as Level 3 in the fair value hierarchy, signifying that they are not based on observable market data. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

(b)	Accelerated amortization and impairment of SugarLeaf Labs:
(i)	Fiscal year 2020

During the third quarter of fiscal year 2020, Management determined there was an impairment indicator due to a decline in hemp derived CBD refined oil pricing as well as a decrease in forecasted sales volumes for the SugarLeaf CGU. The recoverable amount of the SugarLeaf CGU was determined using the value-in-use basis and was determined to be lower than the carrying value, resulting in a goodwill impairment loss of $44,096,585. During the fourth quarter of 2020, the hemp derived CBD refined oil pricing continued to face a decline and the forecasted sales volume continued to decrease. As a result, during the fourth quarter of 2020, the Corporation recorded an additional goodwill impairment loss of $37,984,681 as it concluded that the recoverable amount based on the value in use was less than the carrying value of the CGU.

The value in use was then estimated using discounted cash flow forecasts with a pre-tax discount rate of 18% for the third and fourth quarter impairment tests. The discount rate represents the weighted average cost of capital ("WACC") for comparable companies operating in similar industries as the CGU, based on publicly available information. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risk related to the projected cash flows of the CGU. The recoverable amount of the SugarLeaf CGU at March 31, 2020 was $69,395,970.

(ii)	Fiscal year 2021

During the 2021 fiscal year, as a result of the COVID-19 pandemic, the Company was forced to furlough a number of SugarLeaf employees. During the quarter ended December 31, 2020, the downturn in oil prices for cannabis persisted (as was the case for March 2020), and the commercial viability of the SugarLeaf CGU was reviewed.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Management noted that the customers for which a customer relationship intangible asset was acquired with the SugarLeaf CGU had ceased placing orders and there were minimal active business relationships with these customers. As the CGU is no longer viable given declining pricing and demand, the Corporation will not benefit from these relationships and thus decided to take accelerated amortization for this intangible asset, in the amount of $7,673,486 during the year ended March 31, 2021.

Also, Neptune is not currently producing or selling any products resulting from the farmer relationships acquired with the SugarLeaf CGU. Furthermore, SugarLeaf does not currently have any contracts with customers and there is no commercial viability to these supplier relationships with the farmers. Neptune will not realize future economic benefits from these relationships and thus, Management decided to take accelerated amortization for this intangible asset, in the amount of $6,279,833 during the year ended March 31, 2021.

Amortization charges are recorded in selling, general and administrative expenses.

As a result of the above events, Management determined there was an impairment indicator during the quarter ended December 31, 2020. The recoverable amount of SugarLeaf has been estimated using the greater of the fair value less cost of disposal (“FVLCD”) and value-in-use (“VIU”) methodologies, as discussed under IAS 36. A recoverable amount was determined for the SugarLeaf CGU, based on a FVLCD of $7.5 million. Consequently, Neptune recorded an impairment loss on goodwill in the amount of $35,567,246.

The remaining excess of carrying value of the SugarLeaf CGU over its FVLCD was allocated on a pro-rata basis to the other assets of the CGU resulting in impairment charges of $1,998,497 and $142,345 for property, plant and equipment and right-of-use assets respectively for the year ended March 31, 2021, compared to nil for the year ended March 31, 2020.

10.	Trade and other payables:

	March 31,	March 31,
	2021	2020

Trade payables	$15,268,779	$5,157,772
Accrued liabilities and other payables	7,338,312	3,271,958
Employee salaries and benefits payable	2,198,821	3,089,673
Short-term portion of long-term payables	169,852	932,266
	$24,975,764	$12,451,669

The Corporation’s exposure to foreign exchange and liquidity risks related to trade and other payables is presented in note 21 (b).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

11.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	March 31,	March 31,
	2021	2020

Loans and borrowings:
Revolving facility of $5,000,000 secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible. The Corporation was subject to certain financial covenants under this secured facility. Reimbursed during the year. (i)	$—	$3,180,927

Promissory note of US$10,000,000 issued by Sprout on February 10, 2021, guaranteed by the Corporation and secured through a first-ranking mortgage on all movable assets of Sprout current and future, corporeal and incorporeal, and tangible and intangible. The outstanding principal balance bears simple interest at the rate of 10.0% per annum, payable quarterly in arrears on the last day of each fiscal quarter during the term, commencing March 31, 2021. The principal is payable on February 1, 2024.	14,211,339	—

	14,211,339	3,180,927
Less current portion of loans and borrowings	—	3,180,927
Loans and borrowings	$14,211,339	$—
(i)

During the year ended March 31, 2020, Neptune closed a revolving line of credit with a large Canadian financial institution for an amount of $5,000,000 to support its Biodroga subsidiary. As at March 31, 2021, this line of credit had been reimbursed by the Corporation, using some of the proceeds from various issuances of shares during the year, and is no longer available.

During the year ended March 31, 2021, interest expense of $387,764 (2020 - $337,096) was recognized on loans and borrowings.

Neptune also closed a US$45 million letter of credit facility with Perceptive Advisors to support the Corporation’s inventory purchases. No fee was paid by Neptune for the establishment of this facility, but the Corporation will incur a fee of 2.5% on any funds actually drawn under the facility.  No amounts were drawn from the letter of credit facility during the year ended March 31, 2021. As at March 31, 2021, the letter of credit facility is considered expired.

The Corporation’s exposure to liquidity risks related to loans and borrowings is presented in note 21 (b).

12.   Provisions

(a)

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court of Québec in respect of certain royalty payments alleged to be owed and owing to a former chief executive officer of the Corporation (the “Former CEO”) pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Royalty Agreement”). The Corporation appealed the judgment which was dismissed by the Court of Appeal of Québec in February 2021. Under the terms of the Royalty Agreement and as maintained by the court, annual royalties of 1% of the sales and other revenue made by the Corporation on a consolidated basis are payable by the Corporation to a Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a  loss before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

As of March 31, 2021, a provision of $1,871,555 (2020 - $1,115,703) has been recorded by the Corporation.  Subsequent to the year ended March 31, 2021, the Corporation made payments totalling $1,740,770 to the Former CEO in relation with this provision. A litigation provision of $2,130,074 was recorded in the consolidated statement of financial position of the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings. During the year ended March 31, 2020, the Corporation paid $1,200,537 related to the portion of the judgment not contested by Neptune and also paid $106,817 in legal fees for the appeal. During the year ended March 31, 2021, an additional amount of $755,852 (2020 - $292,983) has been recorded as a provision for royalty payments owed on consolidated revenues and as expenses related to the litigation, in the selling, general and administrative expenses of the consolidated statements of loss and comprehensive loss.

(b)

In addition to the above, a Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to a Former CEO. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the year ended March 31, 2020, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to a Former CEO. Neptune received full and final release on all claims in connection with this case.

(c)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $754,440 has been recognized for this case as at March 31, 2021.

(d)	During the year ended March 31, 2021, the Corporation recorded $195,000 of other provisions for other legal obligations.

13.  Long-term payables:

(a)

On September 30, 2016, Neptune through its subsidiary Biodroga entered into an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. The agreement provides Neptune with the right to manufacture, distribute and sell MaxSimil in the nutraceutical field.

As at September 30, 2016, Neptune recorded an intangible asset of $935,804 at the discounted fair value (US$850,000) and a long-term payable of the same amount. The minimum annual volumes to be reached according to the agreement with Ingenutra were terminated under the termination agreement, signed on January 31, 2020 with retroactive effect to September 30, 2016, which requires the corporation to pay the remaining royalties attributable to the intangible asset in quarterly instalments until July 2021. Under the initial agreement, a royalty fee of $418,660 was recorded in selling, general and administrative expenses for the year ended March 31, 2021 (2020 - $376,940) in the consolidated statements of loss and comprehensive loss.

Also on January 31, 2020, the Corporation signed two agreements for the same patents with SCF Pharma Inc., the founder of the speciality ingredient. In connection with these new agreements, Neptune must pay royalties based on sales, using this specialty ingredient. Minimum annual volumes must be reached for the duration of the agreement of 8 years (refer to note 22 (a)(i)).

As at March 31, 2021, the total short-term and long-term payables to both Ingenutra Inc. and SCF Pharma Inc. in relation with MaxSimil are respectively $119,617 and $- (2020 - $362,266 and $106,886). The short-term portion is included in Trade and other payables in the consolidated statement of financial position.

(b)	On December 21, 2018, Neptune entered into a multi-year IP licencing and capsule agreement with Lonza, a global leader in the life sciences industry (refer to note 22 (a)(ii)).

On that date, Neptune has recorded an intangible asset of $2,718,208 with a corresponding amount in liabilities. The amount of liabilities consisted of an upfront payment of $1,768,260 (US$1,300,000), which was paid in February 2019, and payments in the next twelve months based on minimum volume commitments of $147,000 and future royalty payments based on minimum volume commitments, irrespective of the volume achieved, with a present value of $802,948 at the time of initial recognition. In addition, all royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold. The intangible asset will be amortized over a 31-month period and the expense will be presented in the cost of goods sold. This 5 year agreement also includes a supply agreement for empty capsules.

During the fourth quarter of fiscal year 2021, Lonza and Neptune entered into an amendment to the agreement which removed all minimum volume requirements, extended the term of the agreement to July 31, 2025 and waived certain penalties that would have been payable to Lonza.

Consequently, as at March 31, 2021, the short-term and long-term payable to Lonza were written off (2020 - $570,000 and $448,554 respectively) as it relates to minimum commitments and penalties. The short-term portion is included in Trade and other payables related to variable royalties based on sales of $50,235 in the consolidated statement of financial position. During the year ended March 31, 2021,

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

the Corporation recorded no penalty fee for late commercialization according to the agreement (2020 - $158,064) in the cost of sales in the consolidated statement of loss and comprehensive loss.

14.	Liability related to warrants:

During the year ended March 31, 2021, the Corporation issued warrants as part of financing arrangements and because they are of a fixed nature for a non-fixed consideration (due to having an exercise price in USD) they are classified as liabilities, rather than equity.

On October 22, 2020, Neptune issued a total of 10,532,401 warrants (“Warrants 2020”) with an exercise price of US$2.25 expiring on
October 22, 2025. The warrants, issued as part of the Private Placement entered into on October 20, 2020 (see note 15 (i)), are exercisable beginning anytime on or after April 22, 2021 until October 22, 2025. Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, with fair value of the warrants determined using the Black-Scholes model, resulting in an initial warrant liability of $11,620,307 which was recognized as a liability. The difference between the fair value of the warrants and their allocated amount was a discount of $3,927,997, which is being amortized on a straight-line basis over the five-year term of the warrants.  Warrants are revalued each period-end at fair value through profit and loss. The change in fair value of the warrant liability for the year ended March 31, 2021 was a decrease of $7,473,661. An amortization charge of $334,296 related to the initial discount was recorded under revaluation of the liability related to warrants for the year ended March 31, 2021.

On February 19, 2021, the Corporation issued 6,875,000 warrants (“Warrants 2021”) with an exercise price of US$2.25 expiring on
August 19, 2026. The warrants, issued as part of a Registered Direct Offering entered into on February 17, 2021 (see note 15 (k)), are exercisable beginning anytime on or after August 19, 2021 until August 19, 2026. Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, with fair value of the warrants determined using the Black-Scholes model, resulting in an initial warrant liability of $8,163,181. The difference between the fair value of the warrants and their allocated amount was a premium of $168,607, which is being amortized on a straight-line basis over the
5.5-year term of the warrants.  Warrants are revalued each period-end at fair value through profit and loss. The change in fair value of the warrant liability for the year ended March 31, 2021 was a decrease of $2,607,816. An amortization charge of $(3,486) related to the initial discount was recorded under revaluation of the liability related to warrants for the year ended March 31, 2021

The activities on the Corporation’s warrants for the year ended March 31, 2021 were as follows:

2021
Weighted
average
	exercise	Number of
	price (in USD)	warrants

Warrants outstanding at April 1st, 2020	$—	—
Issued	2.25	17,407,401
Exercised	—	—
Cancelled	—	—
Expired	—	—
Warrants outstanding at March 31, 2021	$2.25	17,407,401

Warrants exercisable at March 31, 2021	$—	—

Changes in the value of the liability related to the warrants for the year ended March 31, 2021 were as follows:

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

	Warrants	Amount

Outstanding as at March 31, 2020	–	$—

Warrants issued during the year	17,407,401	23,542,874
Warrants exercised during the year	–	–
Warrants cancelled during the year	–	–
Warrants expired during the year	–	–
Discount on warrants issued during the year		(3,759,390)
Amortization of the discount on warrants issued		330,810
Effect of revaluation of the warrants		(10,081,477)
Effect of movements in exchange rates		(152,837)

Outstanding as at March 31, 2021	17,407,401	$9,879,980

The following assumptions were used in the Black & Scholes evaluation model for determining the fair value of the Warrants 2020 granted:

Warrants 2020	As at March 31, 2021	As at grant date

Exercise price (in US dollars)	$2.25	$2.25
Dividend	‒	‒
Risk-free interest	0.80%	0.34%
Expected life (years)	4.57	5.00
Expected volatility	76.10%	71.1%

The following assumptions were used in the Black & Scholes evaluation model for determining the fair value of the Warrants 2021 granted:

Warrants 2021	As at March 31, 2021	As at grant date

Exercise price (in US dollars)	$2.25	$2.25
Dividend	‒	‒
Risk-free interest	1.01%	0.66%
Expected life (years)	5.39	5.50
Expected volatility	72.03%	71.40%

The expected volatility is based on the historical volatility of the Corporation’s shares. The risk-free interest rate is the yield on various zero-coupon bonds issued by the Government of Canada with terms that correspond to the expected life of the warrants.

The following table provides the relevant information on the outstanding warrants as at March 31, 2021:

			Exercise price
Reference	Date of issuance	Number of warrants	(in USD)	Expiry date

Warrants 2020	October 22, 2020	10,532,401	$2.25	October 22, 2025
Warrants 2021	February 19, 2021	6,875,000	$2.25	August 19, 2026
		17,407,401	$2.25

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

15.	Capital and other components of equity:
(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➣	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➣

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

All issued shares are fully paid.

(b)	Share options exercised:

During the year ended March 31, 2021, Neptune issued 5,001,793 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.96 per common share, including 25,000 common shares issued upon exercise of market performance options, for a total cash consideration of $9,769,951.

During the year ended March 31, 2020, Neptune issued 2,067,418 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.90 per common share for a total cash consideration of $3,930,424.

(c)	DSUs released:

During the year ended March 31, 2021, Neptune issued 48,313 common shares of the Corporation to former and current members of the Board of Directors at a weighted average price of $2.60 per common share for past services.

During the year ended March 31, 2020, Neptune issued 333,279 common shares of the Corporation to a former CEO, a former Chief Financial Officer and to a former member of the Board of Directors at a weighted average price of $1.48 per common share for past services.

(d)	RSUs released:

During the year ended March 31, 2021, Neptune issued 574,464 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.50 per common share. Withholding taxes of $1,009,657 were paid pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 358,872 RSUs.

During the year ended March 31, 2020, Neptune issued 437,849 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.80 per common share. Withholding taxes of $962,077 were paid pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 262,153 RSUs.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(e)	Restricted shares:

During the year ended March 31, 2021, Neptune issued 29,733 common shares of the Corporation to employees at a weighted average price of $4.19 per common share for past services. Although issued as restricted shares under the equity incentive plan, there was no actual restriction nor restricted period on the shares, and they immediately converted into registered shares upon acceptance by the employees.

(f)	Warrants:

Warrants of the Corporation classified as equity are composed of the following as at March 31, 2021 and 2020:

			March 31,			March 31,
			2021			2020
	Number	Number		Number	Number
	outstanding	vested	Amount	outstanding	vested	Amount

Warrants IFF (i)	2,000,000	1,000,000	$1,089,243	2,000,000	—	$388,281
Warrants AMI (ii)	4,175,000	4,175,000	22,857,868	4,175,000	3,300,000	18,209,495
	6,175,000	5,175,000	$23,947,111	6,175,000	3,300,000	$18,597,776
(i)

During the year ended March 31, 2020, Neptune granted 2,000,000 warrants (“Warrants IFF”) with an exercise price of US$12.00 expiring on November 7, 2024. The warrants, granted in exchange for services to be rendered by non-employees, vest in four equal biannual installments, starting on May 7, 2020. As at March 31, 2021, the fair value of the services to be rendered has been estimated using the fair value of the warrants using the Black-Scholes option pricing model to be $1,197,305 (US$0.9 million) (2020 –  $999,443 (US$0.7 million)) of which $700,962 was recognized as an expense during the year ended March 31, 2021 (2020 - $388,281) under the selling, general and administrative expenses in the consolidated financial statements of loss and comprehensive loss. For the year ended March 31, 2021, the Corporation used a risk-free rate of 1.70%(2020 – 1.70%) , a volatility of 84% (2020 – 81%) and a remaining contractual life of 3.5 years in the model. Each quarter-end, the fair value of the non vested warrants will be revaluated.

(ii)

During the year ended March 31, 2020, Neptune granted 4,175,000 warrants (“Warrants AMI”) with an exercise price of US$8.00 expiring on October 3, 2024 and February 5, 2025. The warrants, granted in exchange for services to be rendered by non-employees, vest proportionally to the services rendered. The fair value of the warrants is based on the fair value of the services which are reliably measurable. As at March 31, 2021, the fair value has been estimated to $22,857,868 (US$16.7 million) of which $4,648,373 was recognized as an expense during the year ended March 31, 2021 (2020 - $18,209,495).

(iii)	During the year ended March 31, 2020, Neptune issued 750,000 common shares of the Corporation for warrants exercised for a total cash consideration of $2,527,500.
(g)	At-The-Market Offering:

On March 11, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Corporation may from time to time sell, through at-the-market (ATM) offerings with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to $70,310,000 (US$50,000,000).

The Corporation sold a total of 4,159,086 common shares of the Corporation through the ATM over the NASDAQ stock market during the year ended March 31, 2020, for gross proceeds of $7,069,220 (US$4,971,104) and net proceeds of $6,760,099. The 3% commissions paid and transaction costs amounted to $309,121. The shares were sold at the prevailing market prices which resulted in a weighted average price of US$1.20 per share.

During the year ended March 31, 2021, the Corporation sold a total of 5,411,649 shares through the ATM program over the NASDAQ stock market, for gross proceeds of $19,045,446 and net proceeds of $18,210,042. The 3% commissions paid and transaction costs amounted to $835,404. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

The ATM Offering was terminated as of February 16, 2021 and Neptune will make no further sales under the ATM Offering. As of that date, Neptune had sold 9,570,735 of its common shares under the ATM Offering, raising approximately $26,114,666 (US$18.6 million) in gross proceeds.

(h)	Direct Offering:

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

During the year ended March 31, 2021, the Corporation issued 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of $17,089,372 and net proceeds of $16,006,155. The offering expense and deducting costs amounted to $1,083,217.

(i)	Private placements:

During the year ended March 31, 2021, Neptune completed a private placement with certain US healthcare focused institutional investors for a private placement of 16,203,700 common shares and 10,532,401 warrants.  Each warrant is exercisable for one common share at an exercise price of US$2.25.  The gross proceeds of this offering were $45,997,000 (US$35 million) before deducting fees and other offering expenses.

Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, resulting in an initial warrant liability of $11,620,307 (note 14) and $34,376,693 recorded in the equity of the Corporation. Purchase warrants are recognized as liabilities, as the exercise price of the warrants is in USD, whereas the Corporation’s functional currency is the Canadian dollar.  Total issue costs related to this private placement amounted to $2,714,273, of which $2,034,974 were recorded against share capital and the portion related to the warrants, in the amount of $679,299, was recorded under finance costs.

On July 18, 2019, Neptune completed a private placement of 9,415,910 common shares of the Corporation at a purchase price of US$4.40 per common share for total gross proceeds to the Corporation of $53,970,867 (US$41,430,004). Total issue costs related to this transaction amounted to $2,538,736 and were recorded against share capital.

(j)	Business combinations:

On February 10, 2021, as part of the consideration paid for the acquisition of a 50.1% interest in Sprout Foods, Inc., Neptune issued 6,741,573 common shares of the Corporation, for a total consideration of $22,333,976 (USD$17.6 million) representing the fair value of the common shares at the date of acquisition (refer to note 4 (b)).

On July 24, 2019, as part of the initial consideration paid for the acquisition of SugarLeaf, Neptune issued 1,587,301 common shares of the Corporation for total consideration of $7,966,970, representing the fair value of the common shares at the date of acquisition (refer to note 4 (a)).

(k)	Registered Direct Offering Priced At-The-Market and Concurrent Private Placement:

On February 17, 2021, Neptune entered into definitive agreements with institutional investors for the purchase of 27,500,000 common shares. The Corporation has also agreed to issue to the investors, in a concurrent private placement, unregistered common share purchase warrants to purchase an aggregate of 6,875,000 common shares. Each common share and accompanying quarter of a warrant are being sold together at a combined offering price of US$2.00, pursuant to a registered direct offering, priced at-the-market under Nasdaq rules, for aggregate gross proceeds of approximately $69,916,000 (US$55.0 million) before deducting fees and other estimated offering expenses (the "Offering"). The warrants will have an exercise price of US$2.25 per share, will be exercisable commencing on the six-month anniversary of the date of issuance, and will expire 5.5 years from the date of issuance.  The Offering closed on February 19, 2021.

Proceeds were allocated amongst common shares and warrants by applying a relative fair value approach, resulting in an initial warrant liability of $8,163,181 (note 14) and $61,752,819 recorded in the equity of the Corporation. Purchase warrants are recognized as liabilities, as the exercise price of the warrants is in USD, whereas the Corporation’s functional currency is the Canadian dollar. Total issue costs related to this private placement amounted to $3,911,901, of which $3,449,938 were recorded against share capital and the portion related to the warrants, in the amount of $461,963, was recorded under finance costs.

During the year ended March 31, 2021, the Corporation amortized at-the-market transactions costs of $439,010.

(l)	Provision and liability settled in shares:

During the year ended March 31, 2020, Neptune issued 600,000 common shares of the Corporation to a Former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014 (refer to note 12 (b)).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

16.	Personnel expenses:

	Years ended
	March 31,	March 31,
	2021	2020

Salaries and other short-term employee benefits	$23,079,225	$17,245,401
Severance	804,787	385,182
Share-based compensation	13,069,174	16,471,766
	$36,953,186	$34,102,349

17.	Finance income and finance costs:

(a) Finance income:

	Years ended
	March 31,	March 31,
	2021	2020

Interest income	$50,680	$151,219
Other finance income	1,041,202	—
Finance income	$1,091,882	$151,219

(b) Finance costs:

	Years ended
	March 31,	March 31,
	2021	2020

Interest charges and other finance costs	$(833,635)	$(140,274)
Interest expense on loans and borrowings (note 11)	(387,764)	(337,096)
Interest on lease liabilities (note 8)	(108,620)	(106,337)
Warrants issuance costs (note 15 (f))	(1,141,262)	—
Finance costs	$(2,471,281)	$(583,707)

18.	Share-based payments:

Under the Corporation’s share-based payments, a total stock-based compensation of $13,069,174 was recognized in the consolidated statement of loss and comprehensive income (loss) for the year ended March 31, 2021 ($16,594,588

At March 31, 2021, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least 100% of the Market Price (as defined below) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the volume weighted average trading price of the Common Shares (“VWAP”), calculated by dividing the total value by the total volume of Common Shares traded for a relevant period on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (“10-day VWAP”).

The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months with gradual and equal acquisition vesting on no less than a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 25% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 20% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

		2021		2020
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1st, 2020 and 2019	$2.50	8,042,427	$2.02	9,651,085
Granted	2.15	2,024,341	5.35	1,597,939
Exercised (note 15 (b))	1.96	(4,976,793)	1.90	(2,067,418)
Forfeited (i)	4.81	(847,762)	3.53	(1,139,179)
Options outstanding at March 31, 2021 and 2020	$2.49	4,242,213	$2.50	8,042,427

Options exercisable at March 31, 2021 and 2020	$2.54	2,153,378	$2.20	3,666,651

(i)

On July 8, 2019, Neptune announced the appointment of its new Chief Executive Officer (CEO) and Member of the Board of Directors following the resignation of the previous CEO. According to the immediately preceding CEO’s amended employment agreement, the immediately preceding CEO was entitled to his unvested options that vested on a pro-rata basis as of his termination employment date.

As a result of applying the clauses of this agreement, 638,493 of his outstanding unvested options vested with an accelerated vesting date and 510,794 of his unvested options were forfeited at the separation date resulting in a stock-based compensation expense of $32,854 during the year ended March 31, 2020.

The Vice-President & Chief Financial Officer (CFO) of the Corporation left the Corporation with an effective date of November 11, 2019. According to his separation agreement, the former Vice-President and CFO was entitled to his unvested options with an accelerated vesting date resulting in an expense of $264,274 during the year ended March 31, 2020.

				2021

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.24 - $1.91	2.02	338,272	188,272	1.26
$1.92 - $2.05	5.87	2,945,261	1,480,140	1.98
$2.06 - $2.36	1.70	75,000	75,000	2.13
$2.37 - $5.19	3.65	549,680	190,733	4.27
$5.20 - $6.65	5.60	334,000	219,233	6.00
		4,242,213	2,153,378

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended March 31, 2021 and 2020:

	2021	2020

Exercise price	$2.15	$5.35
Dividend	‒	‒
Risk-free interest	0.46%	1.47%
Estimated life (years)	3.74	4.17
Expected volatility	98.65%	65.63%

The weighted average fair value of the options granted to employees during the year ended March 31, 2021 is $2.04 (2020 - $2.37). There were no options granted to non-employees during the year ended March 31, 2021 (100,000 for 2020).

Stock-based compensation recognized under this plan amounted to $1,802,716 for the year ended March 31, 2021 (2020 - $4,075,689).

(ii)	Non-market performance options:

On July 8, 2019, the Corporation granted 3,500,000 non-market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of non-market performance conditions within the following ten years. These non-market performance options required the approval of amendments to the stock option plan and therefore the fair value of these options was revaluated up to the date of approbation (grant date). None of these non-market performance options have vested as at March 31, 2021.

The number and weighted average exercise prices of performance options are as follows:

	2021		2020
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1st, 2020 and 2019	$5.90	3,500,000	$—	—
Granted	—	—	5.90	3,500,000
Options outstanding at March 31, 2021 and 2020	$5.90	3,500,000	$5.90	3,500,000

The fair value of the CEO non-market performance options granted was estimated according to the Black-Scholes option pricing model at the grant date using the following assumptions:

Year ended March 31, 2020

Exercise price	$5.90
Dividend	‒
Risk-free interest	1.59%
Estimated life (years)	10
Expected volatility	69.00%

The expected volatility was based on the historical volatility of the Corporation’s stock.

The weighted average fair value of the non-market performance options granted to the CEO during the year ended March 31, 2020 was $4.86.

The fair value at grant date is $17,011,365 and the period over which the expense is being recognized was initially up to 9.7 years. During the year ended March 31, 2020, management revised the estimated probability of achievement of the non-market performance conditions. The last tranche was not expected to vest, and the recognition of the expense related to the two first tranches was estimated

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

to be over a longer number of years, ranging from 7.7 to 9.7 years from grant date. As at March 31, 2020, the change in the estimated probability of achievement of the non-market performance conditions resulted in a reversal of expense related to the last tranche not expected to vest, and the recognition of the expense related to the two first tranches over a longer number of years, ranging from 7.7 to 9.7 years. This change in the estimated probability of achievement of the non-market performance conditions resulted in a revised amount to be expensed of $9,720,798, of which an expense of $747,128 had already been recorded, thus the remaining unrecognized amount to be recognized over the remaining period was $8,973,670.

During the year ended March 31, 2021, management revised the estimated probability of achievement of the non-market performance conditions and determined that the second tranche is not expected to vest, and the recognition of the expense related to the first tranche is now estimated to be over 9.7 years from grant date. As at March 31, 2021, the change in the estimated probability of achievement of the non-market performance conditions resulted in a reversal of expense of $1,088,121 related to the second tranche not expected to vest. The remaining unrecognized amount to be recognized over the remaining period is $2,996,374.

Stock-based compensation recognized under this plan amounted to $117,184 for the year ended March 31, 2021 (2020 – expense of $747,124).

(iii)	Market performance options:

On July 8, 2019, the Corporation granted 5,500,000 market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of market performance conditions within the following ten years. Some of these market performance options required the approval of amendments to the stock option plan and therefore the fair value of these options was revaluated up to the date of approbation (grant date). As at March 31, 2021 and 2020, 775,000 of these market performance options had vested, and 25,000 options were exercised as at March 31, 2021.

The number and weighted average exercise prices of market performance options are as follows:

	2021		2020
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1st, 2020 and 2019	$5.86	5,525,000	$1.55	25,000
Granted	—	—	5.88	5,500,000
Exercised (note 15 (b))	1.55	(25,000)	—	—
Forfeited	—	—	—	—
Options outstanding at March 31, 2021 and 2020	$5.88	5,500,000	$5.86	5,525,000

Options exercisable at March 31, 2021 and 2020	$5.80	750,000	$5.66	775,000

2021
	Options outstanding		Exercisable options
Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$5.88	8.28	5,500,000	750,000	5.80
	8.28	5,500,000	750,000	$5.80

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

The fair value of market performance options granted has been estimated according to a risk-neutral Monte Carlo simulation pricing model based on the grant date following assumptions for options granted to the CEO:

2020

Exercise price	$5.88
Dividend	‒
Risk-free interest	1.69%
Estimated life (years)	10
Expected volatility	68.13%

The expected volatility was based on the historical volatility of the Corporation’s stock.

The weighted average fair value of the market performance options granted to the CEO during the year ended March 31, 2020 was $4.29.

The fair value at grant date was $23,614,977 and the period over which the expense is being recognized is 9.78 years and will be recognized regardless of whether the market conditions are achieved.

Stock-based compensation recognized under this plan amounted to $3,090,327 for the year ended March 31, 2021 (2020 - $2,260,597). Unrecognized compensation cost at March 31, 2021 is $18,264,053 (2020 - $21,354,380).

(b)	Deferred Share Units, Restricted Share Units and Restricted Shares:

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

(i)	Deferred Share Units (‘’DSUs’’)

 The number and weighted average share prices of DSUs are as follows:

	2021		2020
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1st, 2020 and 2019	$2.60	48,313	$1.56	448,387
Granted	2.38	41,960	5.60	8,924
Forfeited	—	—	1.75	(75,719)
Released through the issuance of common shares (note 15 (c))	2.60	(48,313)	1.48	(333,279)
DSUs outstanding at March 31, 2021 and 2020	$2.38	41,960	$2.60	48,313

DSUs exercisable at March 31, 2021 and 2020	$2.21	28,290	$2.47	45,730

Of the 41,960 DSUs outstanding as at March 31, 2021 (2020 – 48,313), 28,290 DSUs vested upon services to be rendered during a period of twelve months from date of grant (2020 – 11,058), no DSUs vested upon achievement of performance conditions (2020 – 6,596), no DSUs vested after the completion of service to be rendered (2020 – 2,583) and — vested DSUs were granted for past services (2020 – 28,076). The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the year ended March 31, 2021 was $2.38 (2020 - $5.60).

Stock-based compensation recognized under this plan amounted to $83,843 for the year ended March 31, 2021 (2020 – ($14,445)).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(ii)	Restricted Share Units (‘’RSUs’’)

During the year ended March 31, 2020, as part of the employment agreement of the new CEO, the Corporation granted RSUs which vest over three years in 36 equal instalments. During the year ended March 31, 2021, Neptune granted additional RSUs to the CEO and to executives of the Corporation, which vest on periods ranging from 6 months to 3 years. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended March 31, 2021 was $2.21 per unit (2020 - $5.80).

	2021		2020
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	RSUs	price	RSUs

RSUs outstanding at April 1st, 2020 and 2019	$5.80	2,099,998	$—	—
Granted	2.21	2,187,969	5.80	2,800,000
Released through the issuance of common shares (note 15 (d))	5.80	(574,464)	5.80	(437,849)
Withheld as payment of withholding taxes (note 15 (d))	5.80	(358,872)	5.80	(262,153)
RSUs outstanding at March 31, 2021 and 2020	$3.46	3,354,631	$5.80	2,099,998

Stock-based compensation recognized under this plan amounted to $7,843,861 for the year ended March 31, 2021 (2020 - $9,525,623). Unrecognized compensation cost at March 31, 2021 is $6,718,656 (2020 - $6,718,656).

(iii)	Restricted Shares

During the year ended March 31, 2021, the Corporation granted restricted shares to employees for past services. The fair value of the restricted shares is determined to be the higher of the 10-day VWAP on TSX and Nasdaq prior to the date of grant and is recognized as stock-based compensation, through contributed surplus on date of release.

The number and weighted average share prices of restricted shares are as follows:

		2021
	Weighted
	average	Number of
	share	restricted
	price (in USD)	shares

Restricted shares outstanding at April 1st, 2020	$—	—
Granted	4.19	35,111
Forfeited	4.19	(5,378)
Released through the issuance of common shares (note 15 (e))	4.19	(29,733)
Restricted shares outstanding at March 31, 2021	$—	—

Stock-based compensation recognized under this plan amounted to $131,243 for the year ended March 31, 2021.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

19.	Income taxes:

Deferred taxes expense:

	2021	2020

Origination and reversal of temporary differences	$(40,147,243)	$(6,300,795)
Change in unrecognized deductible temporary differences	35,548,666	10,902,135
Deferred tax (recovery) expense	$(4,598,577)	$4,601,340

Reconciliation of effective tax rate:

	2021	2020

Loss before income taxes	$(173,192,200)	$(56,261,922)

Basic combined Canadian statutory income tax rate [1]	26.50%	26.58%
Income tax	$(45,895,933)	$(14,954,419)
Increase (decrease) resulting from:
Change in unrecognized deductible temporary differences	35,548,666	10,902,135
Permanent difference on impairment on goodwill	1,322,012	4,525,915
Non deductible and tax exempt items	(2,122,277)	—
Non-deductible stock-based compensation	3,489,768	4,410,842
Difference in statutory tax rates of foreign subsidiaries	3,673,690	(190,567)
Other permanent differences and other	(614,503)	(92,566)
Total tax expense	$(4,598,577)	$4,601,340
[1]	The Canadian combined statutory income tax rate has decreased due to a reduction in the provincial statutory income tax rate.

Recognized deferred tax assets and liabilities:

The details of changes of deferred income taxes are as follows for the year ended March 31, 2021:

	Balance as at		Foreign		Balance as at
	March 31,	Business	exchange	Recognized in	March 31,
	2020	Acquisition	effect	net income	2021

Tax losses carried forward	$7,933,206	$6,972,625	$(549,926)	$(1,648,432)	$12,707,473
Research and development expenses	311,911	—	—	(311,911)	—
Intangible assets	(327,848)	(6,701,220)	22,726	(306,899)	(7,313,241)
Right-of-use assets	(349,530)	(267,373)	24,229	(248,986)	(841,660)
Goodwill	(7,055,900)	—	489,112	6,566,788	—
Property, plant and equipment	(4,656,049)	(4,032)	322,756	579,081	(3,758,244)
Lease liabilities	207,881	—	(14,410)	(193,471)	—
Tax credits receivable	(48,885)	—	—	59	(48,826)
Prepaid royalty income	(1,029,892)	—	—	441,352	(588,540)
Warrants	—	—	—	—	—
Other assets	—	—	122,042	(279,004)	(156,962)
	$(5,015,106)	$—	$416,529	$4,598,577	$—

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

The details of changes of deferred income taxes are as follows for the year ended March 31, 2020:

	Balance as at	Foreign		Balance as at
	March 31,	exchange	Recognized in	March 31,
	2019	effect	net income	2020

Tax losses carried forward	$5,926,010	$104,541	$1,902,655	$7,933,206
Research and development expenses	244,173	—	67,738	311,911
Intangible assets	(1,041,732)	27,293	686,591	(327,848)
Right-of-use assets	—	(5,165)	(344,365)	(349,530)
Goodwill	—	(311,098)	(6,744,802)	(7,055,900)
Property, plant and equipment	(3,813,728)	(37,777)	(804,544)	(4,656,049)
Lease liabilities	—	5,621	202,260	207,881
Tax credits receivable	(40,555)	—	(8,330)	(48,885)
Prepaid royalty income	(1,471,349)	—	441,457	(1,029,892)
	$(197,181)	$(216,585)	$(4,601,340)	$(5,015,106)

As at March 31, 2021, no deferred tax liability was recognized for temporary differences arising from investments in subsidiaries because the Corporation controls the decisions affecting the realization of such liabilities and it is probable that the temporary differences will not reverse in the foreseeable future.

As at March 31, 2021, the amounts and expiry dates of tax attributes and temporary differences, for which no tax assets have been recognized, which are available to reduce future years’ taxable income were as follows. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Corporation can utilise the benefits there from.

	Federal	Provincial
Tax losses carried forward
2032	$—	$—
2033	1,827,000	—
2034	14,786,000	8,091,000
2035	7,876,000	7,522,000
2036	21,426,000	22,875,000
2037	11,667,000	11,667,000
2038	15,708,000	15,703,000
2039	23,953,000	24,577,000
2040	46,997,000	55,464,000
2041	101,989,000	101,301,000
	$246,229,000	$247,200,000

Research and development expenses, without time limitation	$11,415,368	$16,091,596

Other deductible temporary differences, without time limitation	$55,502,620	$55,645,953

As at March 31, 2021, the Corporation had realized and unrealized capital losses of $3,582,430 ($20,386,757 in 2020) that can be carried forward indefinitely, for which no deferred tax assets have been recognized. These losses may only be applied against future capital gains and the Corporation does not expect to generate capital gains in the near future.

Tax credits receivable and recoverable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government amounting to nil ($14,336 as at March 31, 2020) which relate to qualifiable research and development expenditures under the applicable tax laws.

Tax credits recoverable of nil ($184,470 as at March 31, 2020) comprise research and development investment tax credits recoverable against income taxes otherwise payable to the federal government.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Unused federal Research and Development investment tax credits, for which no benefit has been recognized, may be used to reduce future federal income taxes payable and expire as follows:

2022	$76,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	107,000
2030	206,000
2031	244,000
2032	129,000
2033	124,000
2034	106,000
2035	263,000
2036	210,000
2037	159,000
2038	63,000
2039	41,000
$2,374,000

The amounts recorded as tax credits receivable or recoverable are subject to a government tax audit and the final amount received may differ from those recorded.

20.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	March 31,	March 31,
	2021	2020

Trade and other receivables	$(11,283,812)	$(5,103,348)
Prepaid expenses	(1,249,255)	(2,895,616)
Inventories	(23,096,133)	(4,737,264)
Trade and other payables	15,691,747	5,165,884
Deferred revenues	693,734	14,539
Provisions	950,852	(1,226,873)
Changes in operating assets and liabilities	$(18,292,867)	$(8,782,678)

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(b)	Non-cash transactions:

	March 31,	March 31,
	2021	2020

Acquired property, plant and equipment included in trade and other payables	$198,868	$1,637,180
Intangible assets included in trade and other payables	90,500	712,553
Intangible assets included in long-term payables	—	379,948
Provision settled in shares of the Corporation (note 12 (b))	—	3,312,000
Deferred lease inducements against right-of-use assets for IFRS 16 transition (note 3 (q)(i))	—	207,745
Prepaid rent applied against right-of-use assets for IFRS 16 transition (note 3 (q)(i))	—	22,127
Settlement of pre-existing relationship included in prepaid expenses (note 4)	—	1,228,635
Common shares of Acasti held by the Corporation transferred to settle provision (note 12 (b))	—	2,310,000

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash (used in) provided by financing activities		Non-cash changes
	Balance as at April 1, 2020	Proceeds	Repayments	Business acquisition (note 4)	Accretion of interest	Financing and discounted fees	Effect of movements in exchange rates	Balance as at March 31, 2021
Loan	$–	$–	$–	$14,528,860	$–	$–	$(317,521)	$14,211,339
Facility of credit	3,180,927	–	(3,250,000)	–	–	69,073	–	–
Bank line of credit	–	–	–	–	–	–	–	–
Total long-term debt	$3,180,927	$–	$(3,250,000)	$14,528,860	$–	$69,073	$(317,521)	$14,211,339

		Cash (used in) provided by financing activities		Non-cash changes
	Balance as at April 1, 2019	Proceeds	Repayments	Accretion of interest	Financing and discounted fees	Balance as at March 31, 2020
Loan	$2,846,501	$–	$(2,957,132)	$110,631	$–	$–
Facility of credit	–	4,100,000	(850,000)	34,535	(103,608)	3,180,927
Bank line of credit	620,000	–	(620,000)	–	–	–
Total long-term debt	$3,466,501	$4,100,000	$(4,427,132)	$145,166	$(103,608)	$3,180,927

21.	Financial instruments:
(a)	Financial instruments – carrying values and fair values:

The Corporation uses various methods to estimate the fair value recognized in the consolidated financial statements. The fair value hierarchy reflects the significance of inputs used in determining the fair values:

Level 1 ‒ Fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 ‒	Fair value based on inputs other than the quoted prices used in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Level 3 ‒	Fair value based on valuation techniques which includes inputs related to the asset or liability that are not based on observable market data (unobservable inputs).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti Pharma Inc. (“Acasti”), the Call Option (refer to note 4), and the liability related to warrants.

As at March 31, 2021, the Corporation has 250,000 common shares of Acasti (1,000,000 as at March 31, 2020). The investment is measured using Acasti’s stock market price, a level 1 input. The fair value of the investment in Acasti was determined to be $190,000 or $0.76 per share as at March 31, 2021 ($530,000 or $0.53 per share as at March 31, 2020).

During the year ended March 31, 2020, 2,100,000 Acasti shares held by the Corporation were transferred to settle a litigation with a Former CEO (refer to note 12 (b)) with a change in fair value loss of $525,000 and 1,964,694 Acasti shares held by the Corporation were sold for net proceeds of $5,317,770 and a change in fair value loss of $896,313. During the year ended March 31, 2021, 750,000 Acasti shares were sold on the market for a value of $532,277.

The net change in fair value of the investment including any gain or loss on the transfer or sale of the shares amounted to a $192,278 gain (2020 - $1,320,431 gain), for the year ended March 31, 2021 and was recognized in other comprehensive loss.

As at the close of the transaction with Sprout, the value of the asset related to the Call Option, presented as derivative in other assets, was determined to be $7,035,730 (USD$5.5 million), using level 3 inputs, including a discount rate of 8.9% and assuming the transaction would take place on January 1, 2023.  Also, to establish the market price, the multiples selected were 2.3x for revenues and 12.0x for EBITDA, based on analysis of average and median industry multiples, and were adjusted to consider a 20% discount; the multiples to be used as per the contract are 3.0x for revenues and 15.0x for EBITDA, weighted at 50%. As at March 31, 2021, the fair value of this asset was remeasured, also using level 3 inputs, to $7,043,114 (USD$5.6 million), generating a gain on remeasurement of $105,296 accounted under revaluation of derivatives and a foreign exchange loss of $72,849 for the year ended March 31, 2021. A change in the market price multiple of revenues of 1% would impact the fair value of the call option by approximately $380,000 and a change in the discount rate of 1% would impact the fair value of the call option by approximately $120,000.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings and long-term payable is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

The warrants were recorded at their relative fair value using a Black-Scholes pricing model. Warrants are revalued each period-end at fair value through profit and loss.   To revalue the liability as at March 31, 2021, the Corporation used level 3 inputs (note 14)..

(b)	Management of risks arising from financial instruments:

In the normal course of business, the Corporation is subject to various risks relating to credit, foreign exchange, interest rate and liquidity. The Corporation manages these risk exposures on an ongoing basis. The Corporation’s management is responsible for determining the acceptable level of risk and only uses derivative financial instruments to manage existing or anticipated risks, commitments or obligations based on its past experience. The following analysis provides a measurement of risks arising from financial instruments.

(i)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents and short-term investments, which are managed by dealing only with highly-rated Canadian institutions. The carrying amount of these financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

As at March 31, 2021, one customer accounted for 23% of total trade accounts included in trade and other receivables. As at March 31, 2020, two customers accounted for respectively 13.3% and 11.4% of total trade accounts included in trade and other receivables.

Most of the Corporation's customers are distributors for a given territory and are privately-held and publicly owned companies. The profile and credit quality of the Corporation’s customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

The Corporation’s extension of credit to customers involves judgment and is based on an evaluation of each customer’s financial condition and payment history. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The Corporation accounts for credit risk by primarily allocating specific provisions to trade accounts. During the year ended March 31, 2021, the Corporation transacted with a few new customers for which financial positions deteriorated during the year. The Corporation has recorded specific provisions related to these customers.

The aging of trade receivable balances and the allowance for doubtful accounts as at March 31, 2021 and 2020 were as follows:

	March 31,	March 31,
	2021	2020

Current	$3,563,099	$5,744,599
Past due 0-30 days	1,259,657	930,050
Past due 31-120 days	1,258,588	1,993,731
Past due over 121 days	12,106,765	891,888
Trade receivables	18,188,109	9,560,268

Less expected credit loss	(10,525,757)	(723,623)
	$7,662,352	$8,836,645

The Corporation recognizes an impairment loss allowance under IFRS 9 based on expected credit losses on trade accounts receivable. In its assessment, management estimates the expected credit losses based on actual credit loss experience and informed credit assessment, taking into consideration current conditions and forward-looking information.

The movement in expected credit loss in respect of trade receivables was as follows:

	March 31,	March 31,
	2021	2020

Balance, beginning of year	$723,623	$616,846
Bad debt expenses	10,287,505	132,283
Foreign exchange loss	(30,660)	8,896
Reversal of the expected credit loss	(454,711)	(34,402)
Balance, end of year	$10,525,757	$723,623

(ii)	Foreign exchange rate risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 61% (2020 – 35%) of the Corporation’s revenues are in US dollars. Most of the expenses, including for the purchase of raw materials are made in US dollars. There is a financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in US dollars at the following dates:

	March 31,	March 31,
	2021	2020
	US$	US$

Cash and cash equivalents	$55,336,399	$8,422,874
Trade and other receivables	$1,742,393	$4,224,026
Trade and other payables and lease liabilities	$(216,583)	$(7,115,681)
Long-term payables	$—	$(448,554)
Liability related to warrants	$(7,863,965)	$—
	$48,998,244	$5,082,665

The following exchange rates are those applicable for the years ended March 31, 2021 and 2020:

		March 31,		March 31,
		2021		2020
	Average	Reporting	Average	Reporting

US$ per CAD	1.3223	1.2562	1.3306	1.4062

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rate to reflect a 5% strengthening of the US dollar would have increased (decreased) the net loss as follows, assuming that all other variables remained constant:

	March 31,	March 31,
	2021	2020
	US$	US$

Increase (decrease) in net loss	$2,242,060	$254,132

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

(iii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2021 and 2020 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Loans and borrowings	Fixed and variable interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings expose the Corporation to a fair value risk but not cash flow interest rate risk.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Based on currently outstanding loans and borrowings at variable rates, an assumed 0.5% interest rate increase during the year ended March 31, 2021 would have increased consolidated net loss by $62,870 with an equal opposite effect for an assumed 0.5% decrease.

(iv)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 23. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review certain material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at March 31, 2021 and 2020:

					March 31,
					2021
	Carrying	Contractual	Less than	1 to	More than
Required payments per year	amount	cash flows	1 year	5 years	5 years

Trade and other payables and long-term payables	$24,975,764	$24,975,764	$24,975,764	$–	$–
Lease liabilities	3,915,521	3,866,307	690,071	3,176,236	—
Loans and borrowings *	14,211,339	16,130,985	1,256,200	14,874,785	–
	$43,102,624	$44,973,056	$26,922,035	$18,051,021	$–
*	Includes interest payments to be made at the contractual rate.

					March 31,
					2020
	Carrying	Contractual	Less than	1 to	More than
Required payments per year	amount	cash flows	1 year	5 years	5 years

Trade and other payables and long-term payable	$13,007,109	$13,007,109	$12,451,669	$555,440	$–
Loans and borrowings *	3,180,927	3,208,864	3,208,864	–	–
	$16,188,036	$16,215,973	$15,660,533	$555,440	$–
*	Includes interest payments to be made at the contractual rate.
22.	Commitments and contingencies:
(a)	Commitments:
(i)

On November 2, 2017, Neptune entered into an exclusive commercial agreement for a speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019.  On January 31, 2020, Neptune entered into other commercial agreements for the same speciality ingredient in combination with fish oil products for a period of 8 years in replacement of a previous terminated agreement (refer to note 13 (a)). According to these agreements signed with the same third-party’s beneficial owner, Neptune will pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreements for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,100,383.

(ii)

On December 21, 2018, Neptune entered into a 5-year IP licencing and capsule agreement with Lonza pursuant to which royalties based on net sales of capsules will be payable to Lonza (refer to note 13 (b)). During the fourth quarter of fiscal year 2021, Lonza and Neptune entered into an amendment to the agreement, with an effective date of August 1, 2020, which removed all minimum volume requirements, extended the term of the agreement to July 31, 2025 and waived certain penalties that would have been payable to Lonza.

(iii)	As of March 31, 2021, Neptune has purchase commitments in the approximate amount of $283,189 related to projects that are capital in nature.
(iv)

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract results in an annual expense of approximately $172,000 for 5 years. The Corporation has also entered into various other contracts and the remaining commitment related to those contracts amounts to $1,258,933 as of March 31, 2021.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(v)	As at March 31, 2021, the Corporation has agreements with various partners to execute research and development projects for a total remaining amount of $727,864.
(vi)

On April 14, 2020, the Corporation signed a two-year agreement with The Jane Goodall Institute (“JGI”) in which Neptune agreed to donate 5% of the net sales of products branded as Forest Remedies with the JGI identification to support continued research, conservation and education efforts. In the year ended March 31, 2021, the donations on sales are negligeable.

(vii)

On February 10, 2021, as part of the consideration for the acquisition of a 50.1% interest in Sprout Foods, Neptune agreed to guarantee a $12,562,000 (USD$10.0 million) note issued by Sprout in favor of Morgan Stanley Expansion Capital (refer to note 4 (b)).

(viii)

On May 28, 2021, subsequent to the year ended March 31, 2021, Sprout entered into a licence agreement with Moonbug Entertainment Limited (“Moonbug”), pursuant to which it would license certain intellectual property, relating to characters from the children’s entertainment property CoComelon, for use on certain Sprout products through December 31, 2023 in exchange for a royalty on net sales. Sprout is required to make minimum guaranteed payments to Moonbug of $260,000 (USD$200,000) over the term of the agreement. The agreement may be extended for an additional three years in exchange for an additional minimum guaranteed payment to Moonbug of $260,000 (USD$200,000) over the extended term of the agreement. Royalties payable under the agreement are set off against minimum guaranteed payments made.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follows:

(i)

On March 21, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Court declared that under the terms of the agreement, the Corporation is required to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Based on currently available information, a provision of $1,871,555 has been recognized (refer to note 12 (a)) for this claim as of March 31, 2021 ($1,115,703 as at March 31, 2020).

(ii)

In September 2020, Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively “PMGSL”) in accordance with the Asset Purchase Agreement (“APA”) dated May 9, 2019 between, among others, Neptune and PMGSL. Separately, PMGSL submitted a claim and demand for arbitration against Neptune. The Neptune claims and PMGSL claims have been consolidated into a single arbitration and each are related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by PMGSL in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. PMGSL is claiming, among other things, breach of contract by Neptune and is seeking, among other things, payment of certain compensation contemplated by the APA. While Neptune believes there is no merit to the claims brought by PMGSL, a judgment in favor of PMGSL may have a material adverse effect on our business and Neptune intends to continue vigorously defending itself. Based on currently available information, a provision of $754,440 has been recognized for this case as at March 31, 2021.

(iii)

In July 2020, the Corporation experienced a cybersecurity incident which was reported to the authorities. The Corporation paid an amount to the threat actor in exchange for destruction of the data held by the threat actor. In addition, Neptune also incurred other costs associated with this cybersecurity incident, including legal fees, investigative fees, costs of communications with affected customers and credit monitoring services provided to the Corporation’s current and former employees. The Corporation expects to continue to incur costs associated with maintaining appropriate security measures and otherwise complying with its obligations. The expenses related to this cybersecurity incident totaled $1,983,286 during the year ended March 31, 2021 and are recorded under selling, general and administrative expenses in the consolidated interim statement of loss and comprehensive loss.

(iv)

On February 4, 2021, the United States House of Representatives Subcommittee on Economic and Consumer Policy, Committee on Oversight and Reform (the “Subcommittee”), published a report, “Baby Foods Are Tainted with Dangerous Levels of Arsenic, Lead, Cadmium, and Mercury” (the “Report”), which stated that, with respect to Sprout, “Independent testing of Sprout Organic Foods” has confirmed that their baby foods contain concerning levels of toxic heavy metals.” The Report further stated that after receiving reports alleging high levels of toxic metals in baby foods, the Subcommittee requested information from Sprout but did not receive a response.

On February 11, 2021, following the acquisition of a 50.1% stake in Sprout by Neptune, the Subcommittee contacted Sprout, reiterating its requests for documents and information about toxic heavy metals in Sprout’s baby foods. Sprout provided an initial response to the Subcommittee on February 25, 2021 is cooperating with the Subcommittee requests.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Further, on February 24, 2021, the Office of the Attorney General of the State of New Mexico (“NMAG”) delivered to Sprout a civil investigative demand requesting similar documents and information with regards to the Report and the NMAG’s investigation into possible violations of the False Advertising Act of New Mexico. Sprout is responding to the requests of the NMAG and is producing documents to the NMAG on March 10, 2021 as requested by the NMAG. The pending inquiries and potential findings could result in material litigation and may have a material adverse effect on our business, financial condition, or results of operations.

(v)

On March 16, 2021, a purported shareholder class action was filed in United States District Court for the Eastern District of New York against the Company and certain of its current and former officers alleging violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The Corporation believes these claims are without merit and intends to vigorously defend itself.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

23.	Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, including the cannabis activities, selling, general and administrative expenses, its overall capital expenditures and those related to its debt reimbursement. The Corporation also needs to ensure adequate financing to support M&A activities. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital.

In recent years, the Corporation has financed its liquidity needs primarily through the cash coming from the sale of the krill business, as well as the issuance of debt, warrants and common shares through private placements, an At-The-Market Offering and a Direct Offering. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, investment tax credits, interest income and revenues from strategic partnerships, collaboration agreements and government assistance (including the Canada Emergency Wage Subsidy).

The Corporation defines capital as being the total of shareholders’ equity, liability related to warrants and loans and borrowings.

The Corporation’s primary objectives when managing capital are to:

•	Ensure that the Corporation will continue as a going concern while providing an appropriate investment return to its shareholders;
•	Optimize leverage position of the Biodroga subsidiary by generating positive cash flows and reducing the short-term debt;
•

Have sufficient liquidity until the generation of positive cash-flows from the cannabis activities while preserving a financial flexibility in order to continue to develop unique extracts and formulations in high potential growth areas such as medical and wellness cannabinoid-based products;

•	Develop a sustainable and profitable portfolio of branded products with a focus on good-for-you, good-for-the-planet consumer profile and accelerate their brand equity in the global marketplace.
•	Maintain financial flexibility in order to have access to capital in the event of future acquisitions.

As at March 31, 2021 cash amounted to $75,167,100 (2020 – $16,577,076).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

The Corporation’s short-term investment as at March 31, 2021 and 2020 are as follows:

			March 31,			March 31,
			2021			2020
	Maturity			Maturity
	date	Rate	Amount	date	Rate	Amount

Short-term investment	April 28, 2021	1.40%	24,050	April 28, 2020	1.40%	36,000

24.	Operating segments:

As of April 1, 2020, the Corporation revised its management structure and performance is now measured based on a single segment, which is the consolidated level, as the previous segment income (loss) before corporate expenses is no longer used in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, management believing that such information is no longer relevant in evaluating the results of the Corporation.

In the prior year, the Corporation’s reportable segments were the nutraceutical and the cannabis segments.

As opposed to a change in reportable segments involving multiple segments, where the comparatives for the previous period would be restated to show the results of the comparative period according to the new reportable segments, there is no need to restate the comparatives, nor show the reportable segments, as the Corporation’s Chief Operating Decision Maker uses the consolidated statement of financial position and the consolidated statement of loss and comprehensive loss to evaluate the results of the Corporation.

(a)	Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Years ended
	March 31,	March 31,
	2021	2020

Canada	$17,763,182	$14,525,570
United States	27,579,333	14,936,087
Other countries	1,467,327	116,147
	$46,809,842	$29,577,804

The Corporation’s property plant and equipment located in Canada are in the amount of $44,776,974 (2020 - $54,212,677) and the property plant and equipment located in the United States of America are in the amount of $2,136,714 (2020 - $5,815,897).

The Corporation’s intangible assets located in Canada are in the amount of $4,764,744 (2020 - $6,196,787) and the intangible assets located in the United States of America are in the amount of $27,842,225 (2020 - $19,321,500).

The Corporation’s goodwill located in Canada is of $3,283,626 (2020 - $3,283,626) and the goodwill located in the United States is of $28,690,900 (2020 - $39,049,548).

(b)	Non-cash consideration:

During the year ended March 31, 2021, the Corporation realized revenues for non-cash consideration amounting to $nil (2020 – 168,955).

(c)	Information about major customers:

During the year ended March 31, 2021, the Corporation realized revenues amounting to $6,957,915 from one customer accounting for 14.86% of consolidated revenues.

During the year ended March 31, 2020, the Corporation realized revenues amounting to $7,248,853 from two customers accounting for 24.51% of consolidated revenues.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

(d)	Revenues:

The Corporation derives revenue from the sales of goods which are recognized at a point in time and the processing services which are recognized over time as follows:

	Years ended
	March 31,	March 31,
	2021	2020

At a point in time
Nutraceutical products	$16,110,060	$19,647,501
Cannabis and hemp products	416,296	636,630
Innovation products	14,492,883	-
Food and beverages products	3,177,585	-

Over time
Processing services	11,107,352	7,438,440
	$45,304,176	$27,722,571

25.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 5% of the voting shares of the Corporation as at March 31, 2021 (9% as at March 31, 2020).

Key management personnel compensation includes the following for the years ended March 31, 2021 and 2020:

	Years ended
	March 31,	March 31,
	2021	2020

Short-term benefits	$9,628,918	$5,680,693
Share-based compensation costs	12,352,218	15,787,235
Severance (i)	536,398	272,788
Long-term incentive (ii)	1,108,350	1,150,298
	$23,625,885	$22,891,014

(i)	During the year ended March 31, 2021, an expense $332,266 (2020 - $272,788) was recorded related to the change in the management team as part of termination severance.
(ii)

According to the employment agreement with the CEO, a long-term incentive of $18,843,000 (US$15 million million) is payable if the Corporation’s US market capitalization is at least $1.3 billion (US$1 billion) during its term agreement. Based on the risk-neutral Monte Carlo simulation, the Corporation could reach this market capitalization in 5.56 years and therefore the incentive is being recognized over the estimated period to achievement of 5.56 years (2020 – 7.64 years). The assumptions used in the simulation include a risk free-rate of 1.74% and a volatility of 66.46% (respectively 0.70% and 67.9% for the previous year). As at March 31, 2021, the liability related to this long-term incentive of $2,258,648 ($1,217,769 as at March 31, 2020) is presented under Other liability in the consolidated statement of financial situation. During the year ended March 31, 2021, an expense of $1,108,350 (2020 - $1,150,298) was recorded in connection with the long-term incentive under selling, general and administrative expenses in the consolidated statement of loss and comprehensive loss.

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2021 and 2020

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

During the year ended March 31, 2021, the Corporation recorded a negligeable amount of royalty expense pursuant to the co-development contract. No royalties were paid to date.

The warrants issued in exchange of services provided by IFF amounted to $700,962 during the year ended March 31, 2021 (2020 - $388,281)